5/28

08002957

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME International PBX Ventures

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

BEST AVAILABLE COPY

PROCESSED
JUN 04 2008
THOMSON REUTERS

FILE NO. 82- 02635

FISCAL YEAR 12-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/2/08

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting (the "**Meeting**") of the shareholders of **International PBX Ventures Ltd.** (the "Company") will be held on Thursday, June 26, 2008 at Suite 200 – 475 Howe Street, Vancouver, British Columbia, Canada, at the hour of 10:00 am (local time in Vancouver, B.C.) for the following purposes:

1. To receive the audited annual financial statements for the fiscal year ended December 31, 2007; 12-31-07 AR/S

2. To elect directors for the ensuing year;

3. To re-appoint Manning Elliot, Chartered Accountants, as the Company's auditor for the ensuing fiscal year and to authorize the directors to set the auditor's remuneration;

4. To consider, and if thought fit, to approve an ordinary resolution to adopt an Incentive Stock Option Plan;

5. To consider, and if thought fit, to approve an ordinary resolution that the properties currently held by the Company or any of its subsidiaries be used to create one or more new public companies;

6. To consider, and if thought fit, to approve an ordinary resolution of disinterested shareholders that up to 15% of the issued and outstanding shares of any new public companies to be formed as contemplated by the directors and approved by the shareholders, be issued to principals of the Company upon formation of any new public company for nominal consideration, in accordance with the rules and policies of the British Columbia Securities Commission and TSX Venture Exchange;

7. To consider, and if thought fit, to approve a special resolution that the Company's name be changed from "**International PBX Ventures Ltd.**" to such name as the Board of Directors may, in its discretion, approve and as may be acceptable to the Registrar of Companies (British Columbia) and the Exchange; and

8. To approve the transaction of such other business as may properly come before the Meeting.

Accompanying this Notice of Meeting is the Information Circular, Instrument of Proxy and Financial Statements for the fiscal year ended December 31, 2007. The Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice. A Registered Shareholder who is unable to attend the meeting in person is entitled to appoint a proxyholder to attend and vote in his stead. If you cannot be personally present, please refer to the notes accompanying the Instrument of Proxy enclosed and then complete and deposit the Instrument of Proxy with CIBC Mellon Trust Company within the time set out in the notes, as set out below.

The Instrument of Proxy must be signed by the Registered Shareholder or by his or her attorney authorized in writing, or, if the Registered Shareholder is a corporation, by an officer or director thereof as an authorized signatory. The completed Instrument of Proxy must be deposited at the office of CIBC Mellon Trust Company at least 48 hours before the time of the meeting (excluding Saturdays, Sundays and holidays), or any adjournment thereof.

The enclosed Instrument of Proxy is solicited by management but you may amend it, if you so desire, by striking out the names of the management proxyholders shown and inserting in the space provided the name of the person you wish to represent you at the meeting.

DATED at Vancouver, British Columbia this 26th day of May, 2008.

BY ORDER OF THE BOARD

(signed) "Verna Wilson"
Verna Wilson
Director

FILE NO. 82-2635

INTERNATIONAL PBX VENTURES LTD.
INFORMATION CIRCULAR

(all information as at May 26, 2008 unless otherwise noted)

PERSONS MAKING THE SOLICITATION

This Information Circular is furnished in connection with the solicitation of proxies being made by the management of International PBX Ventures Ltd. (the "Company") for use at the Annual and Special General Meeting of the Company's shareholders (the "Meeting") to be held on Thursday, June 26, 2008 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be made primarily by mail, proxies may be solicited personally or by telephone by directors, officers and employees of the Company.

All costs of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The individuals named in the accompanying form of Proxy are directors or officers of the Company. **A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR THE SHAREHOLDER AND ON THE SHAREHOLDER'S BEHALF AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY AND STRIKING OUT THE TWO PRINTED NAMES, OR BY COMPLETING ANOTHER FORM OF PROXY.** A Proxy will not be valid unless the completed, dated and signed form of Proxy is delivered to CIBC Mellon Trust Company, at Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada, V6E 3X1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting, or is delivered to the Chair of the Meeting prior to the commencement of the Meeting.

A shareholder who has given a Proxy may revoke it by an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing or, if the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, at Suite 700, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1S8, at any time up to and including the last business day preceding the day of the Meeting or any adjournment of it or to the Chair of the Meeting on the day of the Meeting or any adjournment of it.

A revocation of a Proxy does not affect any matter on which a vote has been taken prior to the revocation.

EXERCISE OF DISCRETION

If the instructions in a Proxy are certain, the shares represented thereby will be voted on any poll by the persons named in the Proxy and, where a choice with respect to any matter to be acted upon has been specified in the Proxy, the shares represented thereby will, on a poll, be voted or withheld from voting in accordance with the specifications so made.

Where no choice has been specified by the shareholder, such shares will, on a poll, be voted in accordance with the notes to the form of Proxy.

The enclosed form of Proxy, when properly completed and delivered and not revoked, confers discretionary authority upon the persons appointed proxyholders thereunder to vote with respect to any amendments or variations of matters identified in the Notice of Meeting and with respect to other matters which may properly come before the Meeting. At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed herein, to the knowledge of management of the Company, no informed person (including a director, officer or holder of 10% or more of the Common Shares of the Company) or nominee for election as a director of the Company or any associate or affiliate of any such informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2007 or has any interest in any material transaction in the current year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed herein, no Person has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in matters to be acted upon at the Meeting. For the purpose of this paragraph, "Person" shall include each person: (a) who has been a director, senior officer or insider of the Company at any time since the commencement of the Company's last fiscal year; (b) who is a proposed nominee for election as a director of the Company; or (c) who is an associate or affiliate of a person included in subparagraphs (a) or (b), except that directors and senior officers of the Company and persons proposed as nominees for election as directors of the Company are eligible to receive stock options pursuant to the 2008 Stock Option Plan, approval of which will be sought at the Meeting.

ADVICE TO BENEFICIAL HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. SHAREHOLDERS WHO DO NOT HOLD THEIR SHARES IN THEIR OWN NAME (REFERRED TO HEREIN AS "NON-REGISTERED SHAREHOLDERS") ARE ADVISED THAT ONLY PROXIES FROM SHAREHOLDERS OF RECORD CAN BE RECOGNIZED AND VOTED AT THE MEETING. Non-Registered shareholders who complete and return an instrument of proxy must indicate thereon the person (usually a brokerage house) who holds their shares as a registered shareholder. Every intermediary (broker) has its own mailing procedure, and provides its own return instructions, which should be carefully followed. The instrument of proxy supplied to Non-Registered Shareholders is identical to that provided to registered shareholders. However, its purpose is limited to instructing the registered shareholders how to vote on behalf of the beneficial shareholders.

If securities are listed in an account statement provided to a shareholder by a broker, then in almost all cases those securities will not be registered in such shareholder's name on the records of the Company. Such securities will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such securities are registered under the name of CDS & Co. (the registration name for The Canadian Depository for Securities, which company acts as nominee for many Canadian brokerage firms). Securities held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the beneficial shareholder. Without specific instructions, brokers/nominees are prohibited from voting securities for their clients. The directors and officers of the Company do not know for whose benefit the securities registered in the name of CDS & Co. are held.

In accordance with National Instrument 54-101 - *Communication with Beneficial Owners of Securities of a Reporting Issuer*, the Company has distributed copies of the Notice of Meeting, this Circular and the Proxy to the clearing agencies and intermediaries for onward distribution to Non-Registered Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Non-Registered Shareholders in advance of Shareholders' meetings unless the Non-Registered Shareholder has waived the right to receive meeting materials. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Shareholders in order to ensure that their securities are voted at the Meeting. Often the form of proxy supplied to a beneficial shareholder by its broker is identical to the form of proxy provided by the Company to the registered shareholders. However, its purpose is limited to instructing the registered shareholder how to vote on behalf of the beneficial shareholder should a Non-registered Shareholder receiving such a form wish to vote at the Meeting, the Non-Registered Shareholder should strike out the names of the management proxyholders named in the form and insert the Non-Registered Shareholder's name in the blank provided and return the materials to the broker as directed. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically applies a special sticker to the proxy forms, mails those forms to the Non-Registered Shareholders and asks Non-Registered Shareholders to return the proxy forms to ADP. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of securities to be represented at the Meeting. **A BENEFICIAL SHAREHOLDER RECEIVING A PROXY WITH AN ADP STICKER ON IT CANNOT USE THAT PROXY TO VOTE SECURITIES DIRECTLY AT THE MEETING - THE PROXY MUST BE RETURNED TO ADP WELL IN ADVANCE OF THE MEETING IN ORDER TO HAVE THE SHARES VOTED.** All references to shareholders in this Management Proxy Circular and the accompanying Instrument of Proxy and Notice of Meeting are to shareholders of record unless specifically stated otherwise.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

As at the date hereof, the Company has issued and outstanding 77,109,815 fully paid and non-assessable Common shares without par value, each share carrying the right to one vote. **The Company has no other classes of voting securities.**

Any shareholder of record at the close of business on May 26, 2008 who either personally attends the Meeting or who has completed and delivered a Proxy in the manner specified, subject to the provisions described above, shall be entitled to vote or to have such shareholder's shares voted at the Meeting.

To the best of the knowledge of the directors and senior officers of the Company, there are no persons who, or corporations which, beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, except as follows:

Name of Shareholder	Number of Shares Held	Percentage of Issued and Outstanding
Sprott Asset Management Inc.	11,000,000	14.3%

FINANCIAL STATEMENTS

The audited financial statements of the Company for the year ended December 31, 2007 and the auditor's report thereon and accompanying this Information Circular will be placed before the meeting for consideration by the members.

EXECUTIVE COMPENSATION

Set out below are particulars of compensation paid to the following persons (the "Named Executive Officers"):

(a) each chief executive officer ("CEO") or individual who acted in a similar capacity during the most recently completed fiscal year;

(b) each chief financial officer ("CFO") or individual who acted in a similar capacity during the most recently completed fiscal year; and

(c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000; and

(d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed fiscal year.

As at December 31, 2007 the end of the most recently completed fiscal year of the Company, the Company had two Named Executive Officers, Gary Medford and Jens Peter Wilhelm Kohl. Their positions within the Company are set out in the summary of compensation table below.

Summary of Compensation

The following table is a summary of compensation paid to the Named Executive Officers for each of the Company's three most recently completed fiscal years.

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position of Named Executive Officer	Fiscal Year Ending	Salary	Bonus	Other Annual Compen-sation	Securities Under Options / SARs Granted	Restricted Shares or Restricted Share Units	LTIP Pay-Outs	All Other Compen-sation
Gary Medford[2][5] President, Chief Executive Officer and Chairman of the Board	2007 2006 2005	Nil Nil Nil	Nil Nil Nil	$105,000 $87,000[1] $75,000[1]	700,000 400,000 Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Leonard De Melt[2] Chairman of the Board	2007 2006 2005	Nil Nil N/A	Nil Nil N/A	NIL] Nil N/A	700,000 500,000 N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Jens Peter Wilhelm Kohl Chief Financial Officer, Corporate Secretary	2007 2006 2005	Nil Nil N/A	Nil Nil N/A	$67,300 $14,850[3] N/A	650.000 Nil N/A	Nil Nil N/A	Nil Nil N/A	Nil Nil N/A
Terence Walker[4] Former Vice President Exploration	2007 2006 2005	N/A Nil Nil	N/A Nil Nil	N/A 198,398 $190,18	N/A 400,000 Nil	N/A Nil Nil	N/A Nil Nil	N/A Nil Nil

(1) These amounts, plus applicable GST, were paid to Pickwick Explorations Ltd. Pickwick Explorations Ltd. is jointly owned by Gary Medford and his wife, Karen Medford.

(2) Mr. De Melt resigned as the Chairman of Board of the Company on June 29, 2007 and Mr. Gary Medford was appointed his replacement.

(3) This amount was paid to Insight Accounting Inc. Insight Accounting Inc. is owned and controlled by Mr. Kohl.

(4) Mr. Walker resigned as director and officer of the Company on November 27, 2006.

(5) Subsequent to December 31, 2007, Mr. Gary Medford resigned as Chief Executive Officer and Mr. George Sookochoff, who is also a Director of the Company, was appointment as his replacement.

Long-Term Incentive Plans - Awards in Most Recently Completed Fiscal Year

A "Long-Term Incentive Plan" is a plan under which awards are made based on performance over a period longer than one fiscal year, other than a plan for options, SARs (stock appreciation rights) or restricted share compensation. The Company has no long-term incentive plans in place and therefore there were no awards made under any long-term incentive plan to the Named Executive Officers during the Company's most recently completed fiscal year.

Options/SARs Granted During the Most Recently Completed Fiscal Year

The following options were granted to the Named Executive Officers during the most recently completed fiscal year:

NEO Name	Securities, Under Options/ SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jens Peter Wilhelm Kohl	250,000	7%	$0.56	$0.56	15-Feb-2008
	400,000	12%	$0.70	$0.70	2-May-2010
Gary Medford	200,000	6%	$0.56	$0.56	15-Feb-2008
	100,000	3%	$0.65	$0.455	20-Sep-2010
Leonard De Melt	100,000	3%	$0.56	$0.56	15-Feb-2008
	100,000	3%	$0.65	$0.455	20-Sep-2010

Aggregated Option/SAR Exercises During the Most Recently Completed Fiscal Year and Fiscal Year End Option/SAR Values

The following table sets out the incentive stock options exercised by the named Executive Officers during the recently completed fiscal year and the fiscal year end value of incentive stock options held by the Named Executive Officers:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized[1] ($)	Unexercised Options at Fiscal Year-End Exercisable/ Unexercisable (#)	Value of Unexercised In-the-Money Options at Fiscal Year-End ($) Exercisable/ Unexercisable[2]
Gary Medford	0	0	700,000/0	0
Jens Peter Wilhelm Kohl	0	0	650,000/0	0

Termination of Employment, Change in Responsibilities and Employment Contracts

No employment contract exists between the Company and the Named Executive Officers. There are no compensatory plans or arrangements with respect to the Named Executive Officers resulting from the resignation, retirement or other termination of employment or from a change of control of the Company.

Option and SAR Repricings

During the most recently completed fiscal year, none of the incentive stock options held by the Named Executive Officers were repriced downwards.

Defined Benefit or Actuarial Plan Disclosure

During the most recently completed fiscal year, there were no benefit or actuarial plans under which benefits were determined for the Named Executive Officers.

Composition of the Compensation Committee

There is currently no compensation plan in place for employees, officers or directors other than the incentive stock option plan described herein. The Board of Directors intend for incentive stock options to continue to be the principal form of long-term variable compensation incentive.

Report on Executive Compensation

Compensation for the Named Executive Officers have been disclosed above. No cash compensation was paid to any director of the Company for the director's services as a director during the fiscal year ended December 31, 2007.

Compensation of Directors

Compensation for the Named Executive Officers has already been disclosed above. No cash compensation was paid to any other director of the Company for the director's services as a director during the fiscal year ended December 31, 2007.

In addition, during the fiscal year ended December 31, 2007, the Company paid $nil for management services. The Company reimbursed $41,023 out of pocket expenses to Gary Medford, the President and a director of the Company, $60,000 for administrative services to Romanoff Ventures Ltd., a company wholly owned by Verna Wilson, a director of the Company, $80,123 for data management services to GeoComp Ltd., a company wholly owned by George Sookochoff, a director of the Company, $53,150 for geochemical services to Mike Waskett-Myers, a director of the Company and $96,000 for administrative services and investor communication services to Lorenzo Marchionda, a director of the Company.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the TSX Venture Exchange. During the most recently completed financial year, the Company did not grant any incentive stock options to the directors of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

The only equity compensation plan which the Company has in place is the 2007 Stock Option Plan which was previously approved by shareholders on June 29, 2007. The Plan is meant to provide the Company with a share-related mechanism to attract, retain and motivate qualified Executives, Employees and Consultants, to provide incentive to such individuals to contribute toward the long term goals of the Company, and to encourage such individuals to acquire shares of the Company as long term investments. The Plan is administered by Verna Wilson. The Plan provides that the number of Common Shares issuable under the Plan may not exceed ten percent (10%) of the total number of issued and outstanding Common Shares.

The following table sets forth details of options granted under the Plan during the financial year ended December 31, 2007.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (1)	Weighted-average exercise price of outstanding options, warrants and rights (1)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	**(a)**	**(b)**	**(c)**
Equity compensation plans approved by securityholders	3,350,000	$0.64	0
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	**3,350,000**	**$0.64**	**0**

(1) As at December 31, 2007.

AUDIT COMMITTEE

The Audit Committee assists the Board in fulfilling its responsibilities in respect of the Company's accounting and reporting practices. Pursuant to the charter of the Audit Committee, the committee is responsible for various matters, including: reporting to the Board of Directors after each meeting of the committee and on a quarterly basis; recommending to the Board the independent auditor and establishing its compensation; ensuring that the independent auditor reports directly to the committee; determining the extent of involvement of the independent auditor in reviewing unaudited quarterly financial results; meeting with the independent auditor prior to the annual audit to discuss the planning, scope and staffing of the audit; approving the selection of the senior audit partner and providing for their periodic rotation; evaluating the qualifications, performance and independence of the independent auditor and its senior audit partner; reviewing reports from the independent auditor at least annually regarding its internal quality-control procedures and any material issues raised by various internal reviews, any hesitation to deal with any issues and all relationships between the independent auditor and the Company; obtaining confirmation from management that the Company has not hired employees or former employees of the independent auditor who have participated in any capacity in the audit of the Company for the immediately previous 12 month period; pre-approving all auditing services and permitted non-audit services (including fees and terms thereof) to be provided by the independent auditor; reviewing and discussing with management and the independent auditor the Company's annual and quarterly financial results and related material prior to their being publicly released; reviewing and recommending approval to the Board of the Company's annual and quarterly financial results; issuing any reports required of the committee to be included in the Company's annual proxy statement; reviewing and recommending to the Board the approval of all material documents filed with securities regulatory agencies; reviewing all related-party transactions and all material off-balance sheet structures; reviewing the audited financial statements of the Company's pension plans; considering the effectiveness of the Company's internal controls over financial reporting and related information technology security and control; discussing with management the Company's major financial risk exposures; reviewing and approving the internal audit charter and annual work plan of the Company's internal auditor; reviewing with management and, if necessary, the Company's counsel any legal matter that could have a material impact on the Company's financial statements or accounting policies and the status of all material lawsuits; reviewing and recommending to the Board whether any changes to the Company's capital structure should be approved; reviewing and approving the Company's investment and cash management policy and disclosure policy; overseeing the establishment of "whistle-blower" and related procedures; reviewing and assessing annually the adequacy of the committee's charter and performance. The Audit Committee also has the authority to retain independent legal, accounting or other advisors.

The Audit Committee is currently composed of the following directors: Gary Medford, Verna Wilson and Michael Waskett-Myers. All of the members of the Audit Committee are financially literate, in that they have the ability to read and understand a balance sheet, an income statement, a cash flow statement and the notes attached thereto. Additionally, all of the members of the Audit Committee have accounting or related financial experience and are able to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

CORPORATE GOVERNANCE

Effective June 30, 2005, National Instrument 58-101 *Disclosure of Corporate Governance Practices* ("NI 58-101") and National Policy 58-201 *Corporate Governance Guidelines* ("NP 58-201") were adopted in each of the provinces and territories in Canada. NI 58-101 requires issuers to provide certain annual disclosure of their corporate governance practices that they have adopted. NP 58-201 provides non-prescriptive guidelines on corporate governance practices.

The following sets out the Company's approach to corporate governance and addresses the Company's compliance with NI 58-101.

Board of Directors

Directors are considered to be independent if they have no direct or indirect material relationship with the Company. A "material relationship" is a relationship that could, in the view of the Company's Board of Directors, be reasonably expected to interfere with the exercise of a director's independent judgment.

Verna Wilson, Michael Waskett-Myers, George Sookochoff and Leonard De Melt and Lorenzo Marchionda are "independent" directors in that they are independent and free from any interest and any business or other relationship which could or could reasonably be perceived to, materially interfere with their ability to act within the best interests of the Company, other than the interests and relationships arising from their shareholdings. Gary Medford and Jens Peter Wilhelm Kohl are executive officers of the Company and are therefore not considered to be "independent".

The Board of Directors facilitates its exercise of independent supervision over management by carefully examining issues and consulting with outside counsel and other advisors in appropriate circumstances. The majority of directors are independent, and the Board of Directors believes that sufficient policies and procedures have been implemented to ensure that the directors who are not independent exercise independent judgment in carrying out their responsibilities. Directors are required to be of sufficient stature and security of employment to express independent views on any matter.

Directorship

The directors of the Company are currently directors of the following other reporting issuers:

Gary Medford	International PBX Ventures Ltd.
Leonard De Melt	International PBX Ventures Ltd., Grenville Gold Corp., Ascero Martin Exploration, Canadian Shield Resources, Symantec Corporation and Journey Resources
Verna Wilson	International PBX Ventures Ltd.
Michael Waskett-Myers	International PBX Ventures Ltd.
George Sookochoff	International PBX Ventures Ltd. and Hard Creek Nickel Corp.
Lorenzo Marchionda	International PBX Ventures Ltd.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors. Board meetings may also include presentations by the Company's management and employees to give the directors additional insight into the Company's business. Individual directors are responsible for maintaining their own education, skills and knowledge at an appropriate level. Board members are encouraged to attend educational courses or presentations in relation to the Company's projects or the industry within which the Company operates.

Ethical Business Conduct

The Board of Directors has not, to date, adopted a formal written Code of Ethical Business Conduct. The current limited size of the Company's operations, and the small number of officers and employees allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. The Board is aware of the recommendation in NP 58-201 to adopt a written code of business conduct and ethics and is reviewing different standards that may be appropriate for the Company to adopt.

To date, the Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company. Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A director must disclose to the Board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The disclosure must be evidenced in writing by being included in the consent resolutions or minutes of the meeting that approved the transaction or in a written disclosure delivered to the Company's records office. Unless the director properly discloses his interest and has the transaction properly approved, he may be liable to account to the Company for any profit he makes as a result of the transaction, unless the court finds that the transaction was fair and reasonable to the Company. Once the appropriate disclosure has been made by the interested director, the transaction must be approved by the directors or by the shareholders by special resolution. An interested director would not be entitled to vote at meetings of directors which evoke any such conflict.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees to fill vacancies and for the next annual meeting the shareholders. The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation

The Board periodically reviews the compensation paid to directors, management and other employees based on such factors as time commitment and level of responsibility, comparative fees paid by other companies in the industry in North America and the Company's current position as a development company with limited operating revenue. The Board does not have a compensation committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of executives required to manage the Company, this policy will be reviewed.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors conducts periodic assessments of its members including individual assessments to determine that the board, its committee and the individual directors are performing efficiently. Based on the Company's size, stage of development and the limited number of individuals on the Board of Directors, the Board considers a formal assessment process to be inappropriate at this time. As the activities of the Company develop, it will consider the establishment of more formal evaluation procedures, including more quantitative measures of performance.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

During the last completed fiscal year, no director, executive officer, senior officer or nominee for director of the Company or any of their associates has been indebted to the Company or any of its subsidiaries, nor has any of these individuals been indebted to another entity which indebtedness is the subject of a guarantee, support in agreement, letter of credit or other similar arrangement or understanding provided by the Company or any of its subsidiaries.

APPOINTMENT AND REMUNERATION OF AUDITOR

Shareholders will be asked to approve the appointment of Manning Elliot, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the directors. The auditor was first appointed on August 19, 1987.

The table below provides for greater disclosure of the services provided by the Company's external auditor, dividing the services into the three categories of work performed.

Type of Work	Fiscal 2007 Fees	Fiscal 2006 Fees
Audit fees	$63,500	$32,500
Tax fees	$5,000	$3,000
All other fees	0	0
Total	$68,500	$35,500

Audit Services

Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements as well as services provided in connection with statutory and regulatory filings.

Audit-Related Services

Audit-related fees were paid for assurance and related services that are reasonably related to the performance of the audit or review of the annual financial statements and are not reported under the audit services category above. These services consisted of special audits and diligence assistance in connection with acquisitions, prospectus reviews, statutory audits of subsidiary companies and joint ventures, and audit of pension plans.

Tax Services

Tax fees were paid for tax compliance, tax advice and tax planning professional services. These services consisted of providing advice regarding transfer pricing issues, intellectual property, commodity and tax reviews, reviewing tax returns, providing advice regarding corporate structure, and assisting in responses to government tax authorities.

Other Services

Other fees were paid for products and services other than the audit services, audit-related services and tax services described above.

MANAGEMENT CONTRACTS

Management functions of the Company are substantially performed by directors or senior officers of the Company and not, to any substantial degree, by any other person with whom the Company has contracted.

ELECTION OF DIRECTORS

The directors of the Company are elected at each annual general meeting and hold office until the next annual general meeting or until their successors are appointed. In the absence of instructions to the contrary, a properly executed and returned proxy will be voted for the nominees herein listed.

Management of the Company proposes that the number of directors for the Company be determined at eight (8) for the ensuing year subject to such increases as may be permitted by the Articles of the Company.

Management of the Company proposes to nominate each of the following for election as a director of the Company.

Information concerning such persons, as furnished by the individual nominees, is as follows:

Name, Occupation, Present Position(s) with the Company and Resident Country	Principal Occupation [1]	Date(s) Served as a Director	Common Shares Held[2]
Verna Wilson[3] *Director* Canada	Business Executive	Since June 29, 1991	902,166
Gary Medford[3] *Director* Canada	Geologist	Since May 1, 1997	3,408,890
Michael Waskett-Myers[3] *Director* Canada	Geochemist	Since August 31, 2004	100,000
George Sookochoff *Director* Canada	Computer/Technological Data Manager, director of Hard Creek Nickel Corp.	Since August 9, 2006	0
Leonard De Melt *Director* Peru	Management Consultant, director or officer of the following public companies: International PBX Ventures Ltd., Grenville Gold Corp., Ascero Martin Exploration, Canadian Shield Resources, Symantec Corporation and Journey Resources	Since September 14, 2006	1,164,500

(1) Unless otherwise stated above, any nominee named above not elected at the last annual general meeting has held the principal occupation or employment indicated for at least five years.

(2) Includes shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as at the date of this Information Circular. This information was obtained from the System for Electronic Disclosure by Insiders (SEDI) website (www.sedi.ca).

(3) Member of the Company's Audit Committee.

SPECIAL BUSINESS

Incentive Stock Option Plan

In accordance with Policy 4.4 of the TSX Venture Exchange Inc. (the "Exchange"), the directors of the Company have adopted a Stock Option Plan (the "Plan"), subject to shareholder and Exchange approval. The Plan complies with the requirements of Exchange Policy 4.4 for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan.

A copy of the Plan will be available at the Meeting for review by the shareholders at the Meeting.

Particulars of the Plan

The following is a summary of the principal terms of the Plan.

The Plan provides that stock options may be granted to directors, senior officers, employees and consultants of the Company (and any subsidiary of the Company) and management company employees. For the purposes of the Plan, the terms "employees", "consultants" and "management company employees" have the meanings set out in Exchange Policy 4.4. In addition, the term "director" is defined in Exchange Policy 4.4 to include directors, senior officers and management company employees.

Under the Plan, the Company's board of directors (the "Board") may, from time to time, designate a director or other senior officer or employee of the Company as administrator (the "Administrator") for the purposes of administering the Plan. Initially, the Administrator will be the Secretary of the Company.

The Plan provides for the issuance of stock options to acquire at any time up to a maximum of 10% of the issued and outstanding common shares of the Company (subject to standard anti-dilution adjustments). If a stock option expires or otherwise terminates for any reason without having been exercised in full, the number of common shares reserved for issuance under that expired or terminated stock option shall again be available for the purposes of the Plan. Any stock option outstanding when the Plan is terminated will remain in effect until it is exercised or it expires.

The Plan provides that it is solely within the discretion of the Board to determine who should receive stock options and in what amounts, subject to the following conditions:

(a) options will be non-assignable and non-transferable except that they will be exercisable by the personal representative of the option holder in the event of the option holder's death;

(b) options may be exercisable for a maximum of five years from the date of grant;

(c) options to acquire no more than 5% of the issued shares of the Company may be granted to any one individual in any 12 month period;

(d) options to acquire no more than 2% of the issued shares of the Company may be granted to any one consultant in any 12 month period;

(e) options to acquire no more than an aggregate of 2% of the issued shares of the Company may be granted to employees conducting Investor Relations Activities (as defined in Exchange Policy 1.1), in any 12 month period;

(f) options held by an option holder who is a director, employee, consultant or management company employee must expire within 90 days after the option holder ceases to be a director, employee, consultant or management company employee;

(g) options held by an option holder who is engaged in Investor Relations Activities must expire within 30 days after the option holder ceases to be employed by the Company to provide Investor Relations Activities; and

(h) in the event of an option holder's death, the option holder's personal representative may exercise any portion of the option holder's vested outstanding options for a period of one year following the option holder's death.

The Plan provides that other terms and conditions may be attached to a particular stock option, such terms and conditions to be referred to in a schedule attached to the option certificate. Stock options granted to directors, senior officers, employees or consultants will vest when granted unless otherwise determined by the Board on a case by case basis, other than stock options granted to consultants performing Investor Relations Activities, which will vest in stages over 12 months with no more than ¼ of the options vesting in any three month period.

In addition, under the Plan a stock option will expire immediately in the event a director or senior officer ceases to be a director or senior officer of the Company as a result of (i) ceasing to meet the qualifications under the *Business Corporations Act* (British Columbia), (ii) the passing of a special resolution by the shareholders or (iii) an order made by a regulatory authority. A stock option will also expire immediately in the event an employee ceases to be an employee as a result of termination for cause or an employee or consultant ceases to be an employee or consultant as a result of an order made by a regulatory authority.

The price at which an option holder may purchase a common share upon the exercise of a stock option will be as set forth in the option certificate issued in respect of such option and in any event will not be less than the discounted market price of the Company's common shares as of the date of the grant of the stock option (the "Award Date"). The market price of the Company's common shares for a particular Award Date will typically be the closing trading price of the Company's common shares on the day immediately preceding the Award Date, or otherwise in accordance with the terms of the Plan. Discounted market price means the market price less a discount of up to 25% if the market price is $0.50 or less; up to 20% if the market price is between $2.00 and $0.51; and up to 15% if the market price is greater than $2.00.

In no case will a stock option be exercisable at a price less than the minimum prescribed by each of the organized trading facilities or the applicable regulatory authorities that would apply to the award of the stock option in question.

The Plan also provides that (a) disinterested shareholder approval will be obtained for any reduction in the exercise price of an option held by an insider of the Company and (b) options cannot be granted to employees, consultants or management company employees that are not bona fide employees, consultants or management company employees, as the case may be.

Common shares will not be issued pursuant to stock options granted under the Plan until they have been fully paid for by the option holder. The Company will not provide financial assistance to option holders to assist them in exercising their stock options.

Shareholder Approval

In order to exercise stock options granted under the Plan, the Plan must first be accepted by the Exchange. In order to obtain Exchange acceptance, the Exchange requires that "rolling" stock option plans receive shareholder approval at a company's annual general meeting.

For these reasons and also to ensure that the Plan is acceptable to the Company's shareholders, the directors of the Company will ask the shareholders to approve the Plan at the Meeting.

Accordingly, the shareholders will be asked to consider and, if thought fit, pass the following resolution.

"Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:

1. the Company adopt a Stock Option Plan (the "Plan"), including the reserving for issuance under the Plan at any time of a maximum of 10% of the issued common shares of the Company;

2. the Company be and is hereby authorized to grant stock options under the Plan, in accordance with its terms;

3. the Company be and is hereby authorized to prepare such disclosure documents and make such submissions and filings as the Company may be required to make with the Exchange to obtain Exchange acceptance of the Plan; and

4. the authority be and is hereby granted to the Board of Directors of the Company to make such amendments to the Plan as are required by the Exchange to obtain Exchange acceptance of the Plan."

Approval of an ordinary resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast at the Meeting in respect thereof. As set out in the text of the resolutions, notwithstanding approval, the board of directors may determine not to proceed with the matters set out therein at any time prior to its effective date.

__Taking Subsidiary Public__

Management of the Company is of the view that certain of its properties are not getting an appropriate valuation. Management is considering whether the shareholders of the Company would receive greater benefit from these properties if they were the assets of separate public companies. Management is considering the option of either selling certain of its properties to one or more of its subsidiaries and then filing one or more prospectuses for each of those subsidiaries or filing prospectuses for each existing subsidiaries of the Company (the "spin-off companies"). As part of the going public process, the spin-off companies will issue performance shares to principals as an incentive for them to manage the spin-off companies in accordance with applicable regulatory laws, policies and procedures. Some or all of these principals may also be the principals of the Company. It is contemplated that up to 15% of the spin-off companies issued and outstanding shares at the time of listing may be issued for nominal consideration to principals of the spin-off companies, subject to approval by the disinterested shareholders of the Company.

Accordingly, the disinterested shareholders of the Company will be asked to consider, and if thought fit, to pass, with or without variation, the following ordinary resolution approving all acts necessary to use the properties of the Company or its current subsidiaries to create new public companies, and authorizing the directors of the Company to decide in their discretion whether or not to proceed with the creation of new public companies:

"Be it resolved as an ordinary resolution that:

1. The properties currently held by the Company or any of its subsidiaries be used to create one or more new public companies;

2. Any one director or officer of the Company be and is hereby authorized to do all things and execute all instruments necessary or desirable to give effect this ordinary resolution;

3. Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the creation of new public companies for the purposes set out without further approval of the shareholders of the Company."

Further, the disinterested shareholders of the Company will be asked to consider, and if thought fit to pass, with or without variation, the following ordinary resolution approving the issuance by the new public company of up to 15% of its issued and outstanding shares at the time of listing to principals of the new public companies:

"Be it resolved as an ordinary resolution of disinterested shareholders that:

1. Up to 15% of the issued and outstanding shares of the new public companies to be formed as contemplated by the directors and approved by the shareholders, be issued to principals of the Company upon formation of any new public company for nominal consideration, in accordance with the rules and policies of the British Columbia Securities Commission and TSX Venture Exchange.

2. Notwithstanding that this ordinary resolution has been duly passed by the shareholders of the Company, the directors of the Company be and are hereby authorized and empowered to revoke this resolution at any time prior to the effective date hereof, and to determine not to proceed with the creation of a new public company for the purposes set out without further approval of the shareholders of the Company."

Disinterested shareholder approval requires that a resolution must be approved by a majority of the votes cast by all members at the shareholders' meeting excluding votes attaching to shares owned by persons with an interest in the transaction, in this case persons who may be issued performance shares of the new public company.

Non-voting and subordinate voting shares are to be given full voting rights in these circumstances.

Approval of an ordinary resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast at the Meeting in respect thereof. As set out in the text of the resolutions, notwithstanding approval, the board of directors may determine not to proceed with the matters set out therein at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the ordinary resolutions regarding formation of a new public companies, and the persons named in the enclosed form of proxy intend to vote for the approval of the resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

Change of Name

Management is considering whether the Company's name accurately reflects its current business and accordingly the Company is currently considering a name change. Shareholders will be asked to consider and, if thought fit, to pass, with or without amendment, the following special resolution.

"Resolved that, subject to TSX Venture Exchange Inc. (the "Exchange") approval:

(a) the Company's name be changed from "**International PBX Ventures Ltd.**" to such name as the Board of Directors may, in its discretion, approve and as may be acceptable to the Registrar of Companies (British Columbia) and the Exchange;

(b) the Company's Articles be amended to reflect the name change;

(c) any one officer or director of the Company is authorized to do all things and execute all instruments as may be necessary to give effect to this special resolution, including delivering the Notice of Articles to the British Columbia Registrar of Companies; and

(d) notwithstanding approval of the Shareholders, The Company's Board of Directors may, in its sole discretion, revoke this special resolution before it is acted upon, without further approval of the Shareholders."

If Shareholders pass the special resolution authorizing the name change, the Company must file the Notice of Articles with the British Columbia Registrar of Companies, and the name change will take effect on the date of the filing with the British Columbia Registrar of Companies. Notwithstanding that the above resolution is approved by the Shareholders, the Company's directors may decide not to implement the name change at their sole discretion. The proposed changes are subject to Exchange acceptance.

Approval of an ordinary resolution will require the affirmative votes of the holders of not less than two-thirds of the votes cast at the Meeting in respect thereof. As set out in the text of the resolutions, notwithstanding approval, the board of directors may determine not to proceed with the matters set out therein at any time prior to its effective date.

Management of the Company recommends that shareholders vote in favour of the ordinary resolutions regarding the proposed change of the Company's name and the persons named in the enclosed form of proxy intend to vote for the approval of the resolutions at the Meeting unless otherwise directed by the shareholders appointing them.

ADDITIONAL INFORMATION

Additional information relating to the Company is on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company's financial statements and MD&A. The financial information is provided in the Company's comparative financial statements and MD&A for its most recently completed fiscal year.

OTHER BUSINESS

Management of the Company knows of no other matter to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matter properly comes before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgement of such matters.

CERTIFICATE

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

ON BEHALF OF THE BOARD

(signed) "Verna Wilson"
Verna Wilson
Director

Proxy

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OF

INTERNATIONAL PBX VENTURES LTD.

TO BE HELD AT SUITE 200 – 475 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, CANADA ON THURSDAY JUNE 26, 2008 AT 10:00 AM

The undersigned member ("Registered Shareholder") of the Company hereby appoints Gary Medford, a Director of the Company, or failing this person, Verna Wilson, a Director of the Company, or in the place of the foregoing, ______________________________ (*print the name*), as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

REGISTERED HOLDER SIGN HERE: ______________________________

DATE SIGNED: ______________________

Resolutions (For full details of each item, please see the enclosed Notice of Annual and Special General Meeting and Information Circular)

	For	Against	Withhold
1. To elect as Director, Gary Medford			
2. To elect as Director, Verna Wilson			
3. To elect as Director, George Sookochoff			
4. To elect as Director, Michael Waskett-Myers			
5. To elect as Director, Leonard De Melt			
6. To re-appoint Manning Elliott, Chartered Accountants, as auditors of the Company			
7. To authorize the Directors to fix the Auditors' remuneration			
8. To approve the adoption of the Company's Incentive Stock Option Plan.			
9. To consider, and if thought fit, to approve an ordinary resolution that the properties currently held by the Company or any of its subsidiaries be used to create one or more new public companies			
10. To consider, and if thought fit, to approve an ordinary resolution of disinterested shareholders that up to 15% of the issued and outstanding shares of any new public companies to be formed as contemplated by the directors and approved by the shareholders, be issued to principals of the Company upon formation of any new public company for nominal consideration, in accordance with the rules and policies of the British Columbia Securities Commission and TSX Venture Exchange			
11. To consider, and if thought fit, to approve an ordinary resolution that the Company's name be changed from "**International PBX Ventures Ltd.**" to such name as the Board of Directors may, in its discretion, approve and as may be acceptable to the Registrar of Companies (British Columbia) and the Exchange			
12. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions.			

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Company.**

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and ***if executed by an attorney, officer, or other duly appointed representative,*** the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. ***If this Instrument of Proxy is not dated*** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by CIBC Mellon Trust Company.

4. ***A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,*** may simply register with the scrutineers before the Meeting begins.

5. ***A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions,*** may do the following:

   (a) ***appoint one of the management proxyholders*** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote;

   OR

   (b) ***appoint another proxyholder,*** who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.

6. ***The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll*** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, ***the Registered Shareholder may still attend the Meeting and may vote in person.*** To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, **voting instructions *must be DEPOSITED* at the office of "CIBC MELLON TRUST COMPANY" no later than forty eight ("48") hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof.**

The mailing address of CIBC Mellon Trust Company of Suite 1600, 1066 West Hastings Street, Vancouver, British Columbia, Canada V6E 3X1.
Fax: (604) 688-4301

INTERNATIONAL PBX VENTURES LTD.

Dear Shareholder/Unitholder:

As a registered shareholder/unitholder of **International PBX Ventures Ltd.**, you are entitled to receive our interim financial statements. If you wish to receive them, please either complete and return this card by mail or submit your request online (see address below). Your name will then be placed on the Supplemental Mailing List maintained by our Transfer Agent and Registrar, CIBC Mellon Trust Company.

As long as you remain a registered shareholder/unitholder, you will receive this card each year and will be required to renew your request to receive these financial statements. If you have any questions about this procedure, please contact CIBC Mellon Trust Company by phone at 1-800-387-0825 or (416) 643-5500 or at www.cibcmellon.com/InvestorInquiry.

We encourage you to submit your request online at www.cibcmellon.com/FinancialStatements. Our Company Code Number is 5866B.

NOTE: Do not return this card by mail if you have submitted your request online.

REQUEST FOR INTERIM FINANCIAL STATEMENTS

TO: CIBC Mellon Trust Company

Please add my name to the Supplemental Mailing List for **International PBX Ventures Ltd.** and send me their interim financial statements.

(Please Print)

Name ______________________________

Address ____________________________

____

____

Postal Code/Zip Code _______________

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED
DECEMBER 31, 2007 AND 2006

MANNING ELLIOTT
CHARTERED ACCOUNTANTS

11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

AUDITORS' REPORT

To the Shareholders of
International PBX Ventures Ltd.

We have audited the consolidated balance sheets of International PBX Ventures Ltd. as at December 31, 2007 and 2006 and the consolidated statements of operations and deficit, comprehensive loss, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Manning Elliott LLP

CHARTERED ACCOUNTANTS
Vancouver, British Columbia
April 11, 2008

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	8,016,183	2,866,177
Marketable securities [Note 3[c]]	226,432	32,000
Amounts receivable	218,260	81,937
Amounts receivable from related parties [Note 10[d]]	3,689	–
Prepaid expenses and deposits	28,360	52,560
	8,492,924	3,032,674
EQUIPMENT [Note 4]	67,103	54,870
MINERAL PROPERTIES [Note 5]	16,250,319	8,893,601
	24,810,346	11,981,145
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	1,245,488	610,344
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	19,240,057
CONTRIBUTED SURPLUS [Note 9]	2,121,103	1,347,277
ACCUMULATED OTHER COMPREHENSIVE INCOME [Note 6[c]]	9,432	–
DEFICIT	(11,288,077)	(9,216,533)
	23,564,858	11,370,801
	24,810,346	11,981,145

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)
Subsequent Events (Note 14)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
REVENUE	–	–
ADMINISTRATIVE EXPENSES		
Administration fees	434,071	323,211
Amortization	22,447	8,295
Bank charges	5,364	4,422
Foreign exchange (gain) loss	(3,463)	(56,201)
Investor relations	600,836	451,497
Office and miscellaneous	242,568	166,648
Professional fees	212,409	93,623
Stock-based compensation	704,729	1,076,577
Transfer agent and regulatory	25,971	38,132
Travel, promotion and mining shows	216,282	144,311
	2,461,214	2,250,515
Net operating loss before other items	(2,461,214)	(2,250,515)
OTHER ITEMS		
Impairment of mineral properties	(97,634)	(138,481)
Gain on sale of marketable securities	–	9,612
Interest income	328,963	127,197
Gain on mineral property option	158,341	24,213
	389,670	22,541
NET LOSS FOR THE YEAR	(2,071,544)	(2,227,974)
DEFICIT - BEGINNING OF YEAR	(9,216,533)	(6,988,559)
DEFICIT - END OF YEAR	(11,288,077)	(9,216,533)
Net Loss Per Share – Basic and Diluted	$ (0.03)	$ (0.05)
Weighted Average Shares Outstanding	64,391,033	41,168,000

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE YEAR ENDED DECEMBER 31, 2007

Net loss	$	(2,071,544)
Unrealized loss on available for sale investments		(151,432)
Comprehensive loss	$	(2,222,976)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007 $	2006 $
OPERATING ACTIVITIES		
Net loss for the year	(2,071,544)	(2,227,974)
Less items not affecting cash		
Amortization	22,447	8,295
Amortization charged to mineral properties	–	8,514
Gain on sale of marketable securities	–	(9,612)
Mineral property option proceeds	(158,341)	(24,213)
Impairment of mineral properties	97,634	138,481
Stock-based compensation	704,729	1,076,577
Change in non-cash components of working capital		
Amounts receivable from related parties	(3,689)	–
Amounts receivable	(136,323)	(69,348)
Prepaid expenses and deposits	24,200	(23,122)
Accounts payable and accrued liabilities	635,144	365,928
NET CASH USED BY OPERATING ACTIVITIES	(885,743)	(756,474)
INVESTING ACTIVITIES		
Proceeds from sale of marketable securities	–	11,612
Acquisition of and expenditures on mineral properties	(7,398,537)	(3,907,029)
Acquisition of equipment	(34,680)	(25,521)
NET CASH USED BY INVESTING ACTIVITIES	(7,433,217)	(3,920,938)
FINANCING ACTIVITIES		
Proceeds from share capital issued	13,749,791	7,461,958
Share issuance costs	(280,825)	(346,835)
NET CASH PROVIDED BY FINANCING ACTIVITIES	13,468,966	7,115,123
INCREASE IN CASH	5,150,006	2,437,711
CASH – BEGINNING OF YEAR	2,866,177	428,466
CASH – END OF YEAR	8,016,183	2,866,177
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	185,000	–
Share issuance costs	135,000	–
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at December 31, 2007, the Company has working capital of $7,247,436 but has incurred significant losses since inception totalling $11,288,077. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS

Changes in Accounting Policy

Effective January 1, 2007, the Company adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3855 "Financial Instruments - Recognition and Measurement", CICA 3861 "Financial Instruments - Disclosure and Presentation", CICA 3865 "Hedges", CICA 1530 "Comprehensive Income", CICA 3051 "Investments" and CICA 3251 "Equity". The new Handbook Sections establish standards governing the recognition and measurement of financial instruments, when and how hedge accounting may be applied, and the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Under these new standards, all financial instruments are included on the consolidated balance sheet and are measured either at their fair value or, in limited circumstances, at cost or amortized cost as described in Note 3(j) below.

Upon adoption of these new standards, the Company designated its financial instruments to categories as follows:

Cash and cash equivalents	held for trading
Marketable securities	available-for-sale
Amounts receivables	loans and receivables
Amounts receivable from related parties	loans and receivables
Accounts payables	other financial liabilities

Adoption of these new standards has resulted in the following adjustment as of January 1, 2007:

Certain investments described in Note 3(c) that were carried at cost as at December 31, 2006 were adjusted to their fair value. The increase in carrying value of the portfolio investments resulting from this adjustment was $160,864, which was also added to the balance of accumulated other comprehensive income pursuant to the classification of these investments as available-for-sale financial assets. There was no impact on future income taxes resulting from this adjustment as the Company's future income tax assets related to its portfolio investments are offset by a future income tax valuation allowance.

The adoption of these standards has not been retrospectively applied to the Company's 2006 consolidated financial statements presented for comparative purposes.

2. CHANGES IN ACCOUNTING POLICY AND RECENT ACCOUNTING PRONOUNCEMENTS (continued)

Recent Accounting Pronouncements

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company's financial statements.

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, "Inventories". Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial Instruments - Presentation" which replace Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years beginning on or after October 1, 2007. The Company is currently assessing the impact of the new disclosure standard and has not yet determined its impact on the Company's financial statements.

In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on the Company's financial statements.

3. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at December 31, 2007.

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2007, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

[j] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, amounts receivable from related parties, and accounts payable. The fair values of these balance sheet items are approximate their carrying value due to the short-term maturity of those instruments. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock, that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the years ended December 31, 2007 and 2006, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and has no effect on previously reported results.

4. EQUIPMENT

	Cost $	Accumulated Amortization $	2007 Net Book Value $	2006 Net Book Value $
Automotive	57,747	44,025	13,722	14,990
Field equipment	16,972	3,560	13,412	1,010
Furniture and office equipment	84,129	44,160	39,969	38,870
	158,848	91,745	67,103	54,870

5. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2005	1,181,308	164,573	1,245,115	2,374,642	135,202	5,100,840
Acquisition and staking	634,093	40,238	842,930	31,302	39,456	1,588,019
Exploration						
Drilling	903,215	–	1,066,086	7,440	–	1,976,741
Field costs	48,925	37,936	46,733	3,675	31,168	168,437
Project management	45,646	14,747	45,459	7,775	2,466	116,093
Other	26,161	4,160	30,626	4,274	22,518	87,739
Exploration and related costs 2006	1,658,040	97,081	2,031,834	54,466	95,608	3,937,029
Option payments received	–	–	–	–	(30,000)	(30,000)
Gain on option payment transferred to income	–	–	–	–	24,213	24,213
Impairment of mineral property costs	–	–	–	–	(138,481)	(138,481)
	–	–	–	–	(144,268)	(144,268)
Balance December 31, 2006	2,839,348	261,654	3,276,949	2,429,108	86,542	8,893,601
Acquisition and staking	821,278	22,963	648,871	38,127	10,550	1,541,789
Exploration						
Drilling	3,792,197	-	1,761	324,788	-	4,118,746
Field costs	814,104	263,747	26,780	260,783	26,332	1,391,746
Project management	187,010	-	50,056	-	869	237,935
Other	100,711	555	83,385	6,144	-	190,795
Exploration and related costs 2007	5,715,300	287,265	810,853	629,842	37,751	7,481,011
Option payments received	–	–	–	–	(185,000)	(185,000)
Gain on option payment transferred to income	–	–	–	–	158,341	158,341
Impairment of mineral property costs	–	–	–	–	(97,634)	(97,634)
	–	–	–	–	(124,293)	(124,293)
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% Net Smelter Royalty (NSR) for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

As at December 31, 2007, the Company has paid US$1,350,000 in accordance with the Option Purchase Agreement.

The following option payments have been made or are payable as follows:

- Fiscal 2004 US$25,000 (paid)
- On January 16, 2005 US$25,000 (paid)
- On July 16, 2005 US$25,000 (paid)
- On January 16, 2006 US$25,000 (paid)
- On July 16, 2006 US$500,000 (paid)
- On July 16, 2007 US$750,000 (paid)
- On July 16, 2008 US$750,000

5. MINERAL PROPERTIES (continued)

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares.

[c] Tabaco, Chile

[i] The Company has staked three exploitation concessions which are 100% owned by the Company.

[ii] The Company entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over the following four years for US$2,000,000 as follows:

- On July 15, 2005 US$ 100,000 (paid)
- On Jan. 15, 2006 US$ 100,000 (paid)
- On July 15, 2006 US$ 600,000 (paid)
- On July 15, 2007 US$ 600,000 (paid)
- On July 15, 2008 US$ 600,000

[iii] The Company has staked an additional ten 100% owned gold and copper exploration concessions in this region.

[d] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

[e] Other properties

Fuego Claims, Chile

The Company staked four claims covering 900 hectares located 50 kilometres west of the Tierra de Oro property. During 2007, the Company analysed the property and its future potential and concluded, that the property was not a viable commercial opportunity for the Company and charged the accumulated costs of $52,788 to operations as an impairment of mineral properties.

Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile.

On August 30, 2007, the Company and Aldershot Resources Ltd. ("Aldershot") cancelled all previously executed agreements between them and entered into new agreement. On October 9, 2007, under the new agreement, the Company received one million common shares in the capital of Aldershot with a fair market value of $185,000 and Aldershot received an option to earn an 80% interest in the Hornitos claims and Palo Negro claims over a period of forty eight months by completing a minimum exploration expenditure commitment of $3,000,000. Under the agreement, Aldershot acts as Operator and assumes responsibility for the payment of all property taxes and other expenses to keep the claims in good standing.

As of December 31, 2007, the Company received mineral property option proceeds in excess of costs of $158,341 (2006 - $24,213).

Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession and staked an area of 6,500 hectares in Chile.

On August 30, 2007, the Company entered into an option agreement with Aldershot Resources Ltd. to option out 80% of the claims (Hornitos Property).

5. MINERAL PROPERTIES (continued)

[e] Other properties (continued)

Palo Negro Property, Chile (continued)

The Company changed the accumulated costs of $44,846 which had been capitalized for this property to operations as an impairment of mineral properties during 2007.

Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and Outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	–	1,743
Share issuance costs	–	(420,460)
Balance as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,550
Fair value of stock options exercised	–	13,377
Share issuance costs	–	(415,825)
Balance as at December 31, 2007	77,109,815	32,722,400

Private Placements

During 2007, the Company closed three private placements with total gross proceeds of $11,368,550 and issued 22,358,998 shares as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total gross proceeds of $1,748,250. Each unit consists of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid finder's fee and other costs of $165,000 cash.

6. SHARE CAPITAL (continued)

Private Placements (continued)

[ii] 3,832,998 units at a price of $0.60 per unit, for total gross proceeds of $2,299,800. Each unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant entitles the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid finder's fee and other costs of $240,525 cash.

[iii] 14,641,000 units at a price of $0.50 per unit, for total gross proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid finder's fee and other costs of $10,300 cash.

During the year ended December 31, 2006, the Company closed three private placements with total gross proceeds of $7,340,218 and issued 13,968,084 shares as follows:

[iv] 4,292,277 units at a price of $0.45 per unit for total proceeds of $1,931,525. Each unit consisted of one common share and one transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $0.60 per share for a period of 15 months. The Company paid finder's fees of $33,716 cash and issued 47,700 agent's warrants with a fair value of $9,072 (Note 8).

[v] 8,837,807 units at a price of $0.55 per unit for total proceeds of $4,860,793. Each unit consisted of one common share and one transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $0.65 for a period of 15 months. The Company paid finder's fees and other costs of $250,269 cash, issued 32,000 units with a fair value of $17,600 and issued 361,300 agent's warrants with a fair value of $64,553 (Note 8).

[vi] 870,000 units at a price of $0.65 per unit for total proceeds of $565,500. Each unit consisted of one common share and one transferable share purchase warrant with each warrant entitling the holder to purchase an additional common share at a price of $1.00 for a period of 2 years. The Company paid finder's fees of $45,250 cash.

[c]

Accumulated other comprehensive income, beginning of year	$	–
Adjustment on January 1, 2007 for change in accounting policy (Note 2)		160,864
Other comprehensive loss		(151,432)
Accumulated other comprehensive income, end of year	$	9,432

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

7. STOCK OPTIONS (continued)

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2005	1,037,500	0.64
Granted	4,600,000	0.60
Exercised	(10,000)	0.55
Cancelled	(400,000)	0.59
Expired	(300,000)	0.85
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, December 31, 2007	5,850,000	0.63

As at December 31, 2007, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.50	1,100,000	1.65	
0.56	700,000	0.13	
0.60	500,000	1.70	
0.65	1,700,000	2.07	
0.70	950,000	2.34	
0.75	900,000	1.30	
	5,850,000	1.65	0.63

Stock options outstanding as at December 31, 2007 expire between July 4, 2008 and September 20, 2010.

During the year ended December 31, 2007 stock-based compensation of $704,729 (2006 - $1,076,577) has been charged to operations pursuant to vesting schedules for options grants. In addition, stock-based compensation cost of $82,474 (2006 - $Nil) was capitalized to mineral properties as geophysics, geological and geochemical. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	61%	79%
Expected life of options (in years)	2.4 yrs	2.4 yrs
Risk free interest rate	4.02%	4.0%
Expected dividend yield	0%	0%

The weighted average fair value of the options granted during the year was $0.19 (2006 - $0.30).

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2005	2,566,717	0.60
Granted	14,409,084	0.66
Exercised	(182,367)	0.54
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, December 31, 2007	21,312,501	0.73

As at December 31, 2007 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
870,000	1.00	June 29, 2008
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

The fair value of agent's warrants issued was estimated on the issue date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	–	73%
Expected life of options (in years)	–	1.25 yrs
Risk free interest rate	–	4.06%
Expected dividend yield	–	0%
Fair value of warrants issued	–	$0.18

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	637,756
Fair value of stock options exercised transferred to share capital	(13,377)
Fair value of stock options vested	149,449
Balance, December 31, 2007	2,121,103

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended December 31, 2007 and 2006, the Company incurred in the following related party transactions:

[a] The Company incurred administration fees from directors or companies controlled by directors of $362,273 (2006 - $179,000).

[b] The Company incurred investor relations services from directors or companies controlled by directors of $32,000 (2006 - $58,584).

[c] The Company incurred accounting fees from officers or companies controlled by officers of $67,300 (2006 - $17,440).

[d] The Company paid legal fees of $3,689 (2006 - $Nil) on behalf of companies related by a common director.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next three years are as follows:

Year	Commitment $
2008	62,165
2009	65,574
2010	32,787

In addition, the Company is committed to payments of US$600,000 and US$750,000 during 2008 as part of its acquisition agreements for the Tabaco, Chile and Copaquirie, Chile mineral properties (see Note 5).

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 34.12% (2006: 34.12%):

	2007	2006
Expected income tax benefit computed at statutory rates	$ 706,811	$ 760,185
Effect of:		
Amortization	(7,669)	(2,830)
Non-deductible stock based compensation	(240,454)	(367,328)
Miscellaneous	21,895	(35,709)
Share issuance costs	57,068	23,668
Valuation allowance	(537,651)	(377,986)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,171,000 available to offset future taxable income, expiring from 2008 to 2027. As well, the Company has $287,000 of non-capital losses that do not expire. The losses expire as follows:

2008	$ 92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
Indefinite	287,000
	$ 4,458,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006 are presented below:

	2007	2006
Combined statutory tax rate	31.00%	34.12%
Future income tax assets		
Non-capital loss carry forwards	$ 1,382,000	$ 1,028,000
Capital loss carry forwards	23,000	27,000
Property and equipment	15,000	9,000
Resource pools	464,000	480,000
Share issuance costs	181,000	95,000
Valuation allowance	(2,065,000)	(1,639,000)
Net future income tax asset	$ –	$ –

13. INCOME TAXES (continued)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14. SUBSEQUENT EVENTS

On March 7, 2008, Aldershot advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos (Note 5[e]) and the Palo Negro claims (Note 5[e]). As a result, the 100% interest in these claims reverted back to the Company.

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2007; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the twelve months period ended December 31, 2007 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

DESCRIPTION OF BUSINESS AND OVERALL PERFORMANCE

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns or holds title under option to 117 mineral claims totaling 29,256 hectares. These claims make up seven properties currently maintained by the Company as follows: The main four projects are Copaquire, Tabaco, Tierra de Oro, and Sierra Pintada. The Company maintains title to three other properties, Zulema (aka Chicharra), Palo Negro and Hornitos, but is not pursuing any activity at this time.

As at December 31, 2007, the Company analysed its eighth property Fuego and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and does not pursue the project any further.

On August 30, 2007, the Company and Aldershot Resources Ltd. ("Aldershot") cancelled all previously executed agreements between them and entered into new agreement. Under the new agreement, the Company receives one million common shares in the capital of Aldershot for a deemed price of $0.20 per share and Aldershot holds an option to earn an 80% interest in the Hornitos claims and Palo Negro claims. Aldershot assumes responsibility for the payment of all property taxes and to keep the claims in good standing. On October 9, 2007, the Company received one million shares in the capital of Aldershot with a fair market value of $185,000. On March 7, 2008, Aldershot announced to the Company that due to financial difficulties it no longer intends to pursue the option. As a result, the 100% interest in these claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

The Company's four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum-rhenium porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

A NI 43-101 standards resource report has been filed on SEDAR on November 15, 2007 establishing an inferred and indicated resource under the standards of the National

Instrument. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com.

The Company has engaged AMEC International (Chile) S.A. to perform a Preliminary Economic Assessment (Scoping Study) to NI 43-101 standards on its Copaquire project.

During the year ended December 31, 2007, the Company spent a total of $5,715,300 on the Copaquire project.

On July 16, 2007, the Company also paid a further acquisition installment of US$750,000 and intends to finalize its 100% acquisition with its final paymentof US$750,000 in July 2008.

As of March 1, 2008, drilling was paused until the backlog of core has been logged and analyzed.

Tabaco, Chile

Tabaco is an advance staged exploration project of 3,593 hectares, of which 3,200 hectares are 100% owned and the 393 hectares are under option covering an extensive zone of copper-silver-gold bearing, porphyry-related skarn in the Andean pre-Cordiera of Region III, northern Chile. The property adjoins and is approximately 20 km south of the Relincho copper-molybdenum porphyry deposits. When acquired in 2002 the property contained a near surface copper zone tested by 56 shallow drill holes which appeared to grade about 1% acid soluble copper.

The Company engaged mining engineer Jorge Alvarez P.Eng of Vancouver to begin preliminary work required to move the Tabaco oxide copper resource closer to production. A Mineral Resource Estimation report under the National Instrument 43-101 has been filed on SEDAR. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com. The Company plans to move the property into a separate public company to be able to separately allocate resources towards the continuation of this project.

On July 15, 2007, the Company also paid a further acquisition installment of US$600,000 and intends to finalize its 100% acquisition of its claims under option with its final payment of US$600,000 in July 2008.

On February 14, 2008, the Company announced the discovery of a large 3D Induced Polarization anomaly located beneath the existing copper resource and is in the process of securing a drill capable of testing this anomaly.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 6,256 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

During November 2007, the Company commenced a 5,000 meter drill program subsequently increased to 7,000 meters to test their identified gold targets and assay results are pending. On February 21, 2008, the Company announced the discovery of a large 3D Induced polarization anomaly which will be explored as permitted in future budgeting.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Company. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

During 2007, the Company completed a 3D Induced Polarization survey on the property, results of which is now being evaluated.

SELECTED ANNUAL INFORMATION

	2007	2006	2005
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,071,544)	(2,227,974)	(1,015,564)
Loss Per Share	(0.03)	(0.05)	(0.03)
Total Net Loss	(2,071,544)	(2,227,974)	(1,015,564)
Total Net Loss Per Share	(0.03)	(0.05)	(0.03)
Total Assets	24,810,346	11,981,145	5,651,491
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

RESULTS OF OPERATIONS AND FINANCING ACTIVITIES

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2007, the Company had a positive working capital of $7,247,436 with current assets of $8,492,924 and current liabilities of $1,245,488.
Balance of funds on hand as of April 21, 2008: CAD$3,447,428 and US$1,373,274.

During the year ended December 31, 2007, the Company closed three private placements with total proceeds of $11,368,549 and issued 22,358,998 shares accordingly, as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee and other costs of $165,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee and other costs of $240,325.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee and other costs of $10,300.

The Company's operations during the year ended December 31, 2007, produced a net loss of $2,071,544 or $0.03 per share compared to a net loss of $2,227,974 or $0.05 per share for 2006.
The decrease of $156,430 in net loss to the previous year's comparative period is attributed to:

1. Administration expense of $434,071 (2006 – $323,211) represent a $110,860 increase from 2006. Additional office staff has been employed and consultants were engaged to administer an increased work volume related to drill programs, pursuing of private placements, and the organization of the Chilean office.

2. Investor relations expenses of $600,836 (2006 – $451,497) represent a $149,339 increase from 2006. During the year ended December 31, 2007, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry.

3. Office expenses of $242,568 (2006 – $166,648) represent a $75,920 increase from 2006 related to more administration activities related to the Company's Chilean drill programs. A break down of Office & Miscellaneous expenses is as follows:

	2007	2006
Office & misc.	175,449	97,777
Rent	36,864	39,172
Telephone	9,244	15,759
Insurance	21,011	13,940
Total	242,568	166,648

4. Total stock-based compensation on options granted and vested options from previous periods resulted in $704,729 (2006 - $1,076,577) and represent a $371,848 decrease from 2006. In addition stock-based compensation cost of $82,474 (2006 - $Nil) was capitalized to mineral properties.

5. Total professional fees of $212,409 (2006 - $93,623) represent a $118,786 increase from 2006, resulting from increased legal fees related to potential projects and a full time accounting department.

6. Total interest income earned of $328,963 (2006 - $127,197) represent a $201,766 increase from 2006, resulting from cash balances held in term deposits.

7. Total gain on mineral property options of $158,341 (2006 - $24,213) represent a $134,128 increase from 2006, due to the option agreement between the Company and Aldershot Resources Ltd.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending December 31, 2007:

	2007	2007	2007	2007	2006	2006	2006	2006
	Dec. 31	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(234,449)	(422,597)	(728,379)	(686,119)	(935,063)	(331,462)	(444,756)	(516,693)
Loss Per Share	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)
Total Net Loss	(234,449)	(422,597)	(728,379)	(686,119)	(935,063)	(331,462)	(444,756)	(516,693)
Total Net Loss Per Share	(0.00)	(0.01)	(0.01)	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at December 31, 2007, the Company had a positive working capital of $7,247,436 with current assets of $8,492,924 and current liabilities of $1,245,488.
Balance of funds on hand as of April 21, 2008: CAD$3,447,428 and US$1,373,274.
Management believes it will be able to raise equity capital as required in the long term, but recognizes the risks attached thereto.

RELATED PARTY TRANSACTIONS:

During the year ended December 31, 2007, transactions and balances with related parties are as follows:

	2007	2006
Administration fees paid to a companies controlled by directors	362,273	179,000
Accounting fees paid to a company controlled by an officer	57,300	17,440
Investor relations fees paid to directors or companies controlled by directors of the Company	32,000	58,584
Legal fees on behalf of companies related by a common director	3,689	-

FOURTH QUARTER

During the fourth quarter ended December 31, 2007, the Company incurred a net loss of $234,449 (2006 - $516,693). Further the Company and Aldershot Resources Ltd. ("Aldershot") cancelled all previously executed agreements between them and entered into new agreement. Under the new agreement, the Company received one million common shares in the capital of Aldershot with a fair market value of $185,000 and Aldershot holds an option to earn an 80% interest in the Hornitos claims and Palo Negro claims. Subsequent to the fourth quarter, on March 7, 2008, Aldershot announced to the Company that due to financial difficulties it no longer intends to pursue the option. As a result, the 100% interest in these claims reverted back to the Company and the Company continues to maintain its equity investment in Aldershot.

INVESTOR RELATIONS

Services provided by Marketsmart Communications Inc. were terminated after an initial three months period ending June 11, 2007 at a rate of $6,000 per month. The Company also retained the services of 0779092B.C. (Tom Thomsen) to provide corporate development services to the company for a one year period ended January 2008.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

In order to prepare its financial statements in accordance with Canadian generally accepted accounting principles, the Company adopted the following changes in accounting policies:

Effective January 1, 2007, the Company adopted new Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 3855 "Financial Instruments - Recognition and Measurement", CICA 3861 "Financial Instruments - Disclosure and Presentation", CICA 3865 "Hedges", CICA 1530 "Comprehensive income", CICA 3051 "Investments" and CICA 3251 "Equity". The new Handbook Sections establish standards governing the recognition and measurement of financial instruments, when and how hedge accounting may be applied, and the reporting and presentation of comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Under these new standards, all financial instruments are included on the consolidated balance sheet and are measured either at their fair value or, in limited circumstances, at cost or amortized cost.

Adoption of these new standards has resulted in the following adjustment as of January 1, 2007:

Certain of the investments carried at cost as at December 31, 2006 were adjusted to their fair value. The increase in carrying value of the portfolio investments resulting from this adjustment was $9,432, which was also added to the balance of accumulated other comprehensive income pursuant to the classification of these investments as available-for-sale financial assets. There was no impact on future income taxes resulting from this adjustment as the Company's future income tax assets related to its portfolio investments are offset by a future income tax valuation allowance.

The adoption of these standards has not been retrospectively applied to the Company's consolidated financial statements presented for comparative purposes.

Recent Accounting Pronouncements

In February 2008, the CICA issued Handbook Section 3064, "Goodwill and Intangible Assets", which replaces Section 3062, "Goodwill and Intangible Assets", and Section 3450, "Research and Development Costs". Section 3064 establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This new standard is effective for the Company's interim and annual consolidated financial statements commencing January 1, 2009. The Company is currently assessing the impact of the new standard and has not yet determined its effect on the Company's financial statements.

In May 2007, the Accounting Standards Board issued CICA Handbook Section 3031, "Inventories". Section 3031 introduces changes to the measurement and disclosure of inventory and converges with international financial reporting standards and is effective for interim and annual periods relating to fiscal years beginning on or after January 1, 2008. The Company does not expect that the adoption of this standard will have a material impact on its financial statements.

In December 2006, the Accounting Standards Board issued CICA Handbook Section 3862, "Financial Instruments - Disclosure" and Section 3863, "Financial Instruments - Presentation" which replace Section 3861, "Financial Instruments - Disclosure and Presentation". Section 3862 increases the emphasis on recognition and management of the risks associated with recognized and unrecognized financial instruments. This section carries forward the former presentation requirements and is effective for fiscal years

beginning on or after October 1, 2007. The Company is currently assessing the impact of the new disclosure standard and has not yet determined its impact on the Company's financial statements.
In October 2006, the Accounting Standards Board issued CICA Handbook Section 1535, "Capital Disclosures", which establishes standards for disclosing information about an entity's capital and how it is managed. This standard is effective for interim and annual financial statements for fiscal years beginning on or after October 1, 2007. The Company does not expect that the adoption of this standard will have a material impact on the Company's financial statements.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, amounts receivable from related parties, pre-paid expenses and deposits, accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values due to their short-term maturity capacity for prompt liquidation.

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUES

Additional disclosure concerning the Company's general and administrative expenses and resource property costs is provided in the Company's Statement of Operations and Deficit included in its Financial Statements for the year ended December 31, 2007 and 2006, which is available on SEDAR at 'www. Sedar.com'.

DISCLOSURE OF OUTSTANDING SHARE DATA

Outstanding Share Data as at April 22, 2008:

	Number outstanding	Exercise Price	Expiry Date
Common shares	77,109,815		
Common shares issuable on exercise:			
Stock options	1,100,000	$0.50	August 25, 2009
Stock options	500,000	$0.60	September 13, 2009
Stock options	500,000	$0.65	July 4, 2008
Stock options	1,200,000	$0.65	September 20, 2010
Stock options	950,000	$0.70	May 2, 2010
Stock options	900,000	$0.75	April 20, 2009
Total options	**5,150,000**		
Share purchase warrants	3,885,000	$0.55	March 28, 2009
Share purchase warrants	13,500,000	$0.75	April 3, 2009
Share purchase warrants	1,141,000	$0.75	April 18, 2009
Share purchase warrants	1,916,501	$0.80	May 2, 2009
Share purchase warrants	870,000	$1.00	June 29,2008
Total warrants	**21,312,501**		

On February 15, 2008, 700,000 stock options expired.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures.

Based on that evaluation, management has concluded that, as of the end of the period covered by this management's discussion and analysis, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109 – Certification of disclosure in Issuers' Annual and Interim Filings) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

There were no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2007 that materially affected, or was reasonably likely to materially affect, the Company's internal control over financial reporting.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company evaluated the design of its internal controls and procedures over financial reporting as defined under Multilateral Instruments 52-109 for the year ended December 31, 2007. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee. Based on the evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

DISCLAIMER

The information provided in this document is not intended to be a comprehensive review of all matters concerning the Company. The users of this information, including but not limited to investors and prospective investors, should read it in conjunction with all other disclosure documents provided including but not limited to all documents filed on SEDAR (www.SEDAR.com). No securities commission or regulatory authority has reviewed the accuracy of the information presented herein. The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

CAUTIONARY STATEMENT RISKS AND UNCERTAINTIES

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies, fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

FUTURE DEVELOPMENTS AND DISCUSSION

The Company will continue to pursue the development of its projects and its efforts to secure further mineral resource opportunities. The Company has sufficient funds raised to continue with its drill program on the Copaquire and Tabaco properties, to maintain its portfolio of properties in good standing, and to continue the operations of the company for the next quarter.

DIRECTORS

Gary Medford
Verna Wilson
Michael Waskett-Myers
George Sookochoff
Len De Melt
Lorenzo Marchionda

OFFICERS

Gary Medford, President
George Sookochoff, CEO
Peter Kohl, CFO & Secretary

AUDIT COMMITTEE

Gary Medford
Verna Wilson
Michael Waskett-Myers

On Behalf of the Board,
Gary Medford, President

April 25, 2008

BEST AVAILABLE COPY

INTERNATIONAL PBX VENTURES LTD.
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE MONTHS PERIOD ENDED
MARCH 31, 2008 AND 2007

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at March 31, 2008 and the consolidated statements of operations and deficit, of comprehensive loss, and of cash flows for the three months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
May 28, 2008

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT MARCH 31, 2008 AND 2007

	March 31, 2008 $	December 31, 2007 $
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	4,975,117	8,016,183
Marketable securities [Note 2[c]]	136,156	226,432
Amounts receivable	128,940	218,260
Amounts receivable from related parties [Note 10[d]]	4,448	3,689
Prepaid expenses and deposits	21,734	28,360
	5,266,396	8,492,924
EQUIPMENT [Note 3]	68,561	67,103
MINERAL PROPERTIES [Note 4]	17,921,781	16,250,319
	23,256,737	24,810,346
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	380,841	1,245,488
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 6]	32,722,400	32,722,400
CONTRIBUTED SURPLUS [Note 9]	2,121,103	2,121,103
ACCUMULATED OTHER COMPREHENSIVE INCOME [Note 6[c]]	(80,844)	9,432
DEFICIT	(11,886,762)	(11,288,077)
	22,875,896	23,564,858
	23,256,737	24,810,346

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 11)
Subsequent Events (Note 14)

Approved on behalf of the Board: *"George Sookochoff"* George Sookochoff, Director *"Gary Medford"* Gary Medford, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE PERIOD ENDED MARCH 31, 2008 AND 2007

FILE NO. 82-2635

	Three Months Ended March 31, 2008 $	Three Months Ended March 31, 2007 $
REVENUE	–	–
ADMINISTRATIVE EXPENSES		
Administration fees	152,055	59,115
Amortization	5,655	2,769
Bank charges	1,986	1,272
Foreign exchange (gain) loss	77,866	27,742
Investor relations	54,504	226,520
Office and miscellaneous	72,373	73,886
Other operating expenses (Note 5)	96,510	–
Professional fees	83,709	14,567
Stock-based compensation	–	175,720
Transfer agent and regulatory	9,287	48,509
Travel, promotion and mining shows	46,525	57,162
	600,469	687,264
Net operating loss before other items	(600,469)	(687,264)
OTHER ITEMS		
Interest income	(1,784)	(1,145)
	(1,784)	(1,145)
NET LOSS FOR THE YEAR	(598,685)	(686,119)
DEFICIT - BEGINNING OF YEAR	(11,288,077)	(9,216,533)
DEFICIT - END OF YEAR	(11,886,762)	(9,902,652)
Net Loss Per Share – Basic and Diluted	$ (0.01)	$ (0.01)
Weighted Average Shares Outstanding	77,109,815	52,183,530

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2008

Net loss	$	(598,685)
Unrealized loss on available for sale investments		(90,276)
Comprehensive loss	$	(688,961)

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE MONTHS PERIOD ENDED MARCH 31, 2008 AND 2007

FILE NO. 82-2635

	Three Months Ended March 31, 2008 $	2007 $
OPERATING ACTIVITIES		
Net loss for the year	(598,685)	(686,119)
Less items not affecting cash		
Amortization	5,655	2,769
Stock-based compensation	–	175,720
Change in non-cash components of working capital		
Amounts receivable from related parties	(759)	–
Amounts receivable	89,320	41,731
Prepaid expenses and deposits	6,626	(16,453)
Accounts payable and accrued liabilities	(864,647)	(484,376)
NET CASH USED BY OPERATING ACTIVITIES	(1,362,491)	(966,728)
INVESTING ACTIVITIES		
Acquisition of and expenditures on mineral properties	(1,671,462)	(386,627)
Acquisition of equipment	(7,113)	(11,961)
NET CASH USED BY INVESTING ACTIVITIES	(1,678,575)	(398,588)
FINANCING ACTIVITIES		
Proceeds from share capital issued	–	1,748,250
Share issuance costs	–	(135,000)
NET CASH PROVIDED BY FINANCING ACTIVITIES	–	1,613,250
INCREASE IN CASH	(3,041,066)	247,934
CASH – BEGINNING OF YEAR	8,016,183	2,866,177
CASH – END OF YEAR	4,975,117	3,114,111
NON-CASH FINANCING AND INVESTING ACTIVITIES		
Mineral property option proceeds	–	–
Share issuance costs	–	–
SUPPLEMENTAL DISCLOSURES		
Interest paid	–	–
Income tax paid	–	–

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral properties and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete the development and achieve profitable production or alternatively, dispose of the properties. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral properties could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at March 31, 2008, the Company has working capital of $4,885,555 but has incurred significant losses since inception totalling $11,886,762. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiaries, Tierra de Oro Resources Ltd., Copa Holdings Inc., and Copaquire Mining Inc. All material inter-company balances and transactions have been eliminated on consolidation.

[b] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[c] Marketable securities

The Company has classified its marketable securities as available-for-sale and therefore carries them at fair market value with the unrealized gain or loss recorded in accumulated other comprehensive income. Fair values were determined by reference to published price quotations in an active market as at March 31, 2008.

[d] Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recognized on the declining balance basis at the following rates per annum:

Automobile	30%
Office equipment	30%
Field equipment	30%

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[e] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized to income using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that have lapsed, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[f] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying value of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying value of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying value of the asset exceeds the fair value of the asset.

[g] Asset retirement obligations

The Company follows CICA Handbook Section 3110, "Asset Retirement Obligations", which establishes standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at March 31, 2008, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[h] Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenues, expenses and non-monetary balances are translated at the rates of exchange prevailing at the transaction dates and monetary balances are translated at the rate prevailing at the balance sheet date with the resulting exchange gains and losses being included in the determination of net loss.

[i] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[j] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, amounts receivable from related parties, and accounts payable. The fair values of these balance sheet items are approximate their carrying value due to the short-term maturity of those instruments. The Company is not exposed to any derivative instruments. The Company is exposed to currency exchange rate risk as certain transactions are denominated in US dollars and Chilean pesos. The Company does not have foreign exchange hedges in place at this time. It is management's opinion that the Company is not exposed to significant interest rate or credit risks.

[k] Stock-based Compensation

The Company has a stock option plan, which is described in Note 7. The Company applies the fair value method to all stock-based payments and to all grants that are direct awards of stock, that call for settlement in cash or other assets. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, share capital is credited for the consideration received and the related contributed surplus is decreased. The Company uses the Black Scholes option pricing model to estimate the fair value of stock based compensation.

[l] Loss per share

The Company uses the treasury stock method in computing loss per share. Under this method, basic loss per share is computed by dividing losses available to common shareholders by the weighted average number of common shares outstanding during the year. For the periods ended March 31, 2007 and 2008, the existence of warrants and options causes the calculation of fully diluted loss per share to be antidilutive. Accordingly, fully diluted loss per share information has not been shown.

[m] Measurement Uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates are the determination of impairment of mineral resource properties, stock-based compensation, amortization of property and equipment, and estimation of future income tax assets and liabilities. Actual results may differ from those estimates.

[n] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation. Such reclassifications are for presentation purposes only and has no effect on previously reported results.

3. EQUIPMENT

	Cost $	Accumulated Amortization $	2008 Net Book Value $	2007 Net Book Value $
Automotive	57,746	45,369	12,377	13,722
Field equipment	16,972	4,574	12,398	13,412
Furniture and office equipment	91,242	47,457	43,785	39,969
	165,960	97,400	68,561	67,103

4. MINERAL PROPERTIES

	Copaquire	Sierra Pintada	Tabaco	Tierra de Oro	Others	Total
Balance December 31, 2006	2,839,348	261,654	3,276,949	2,429,108	86,542	8,893,601
Acquisition and staking	821,278	22,963	648,871	38,127	10,550	1,541,789
Exploration						
Drilling	3,792,197	-	1,761	324,788	-	4,118,746
Field costs	814,104	263,747	26,780	260,783	26,332	1,391,746
Project management	187,010	-	50,056	-	869	237,935
Other	100,711	555	83,385	6,144	-	190,795
Exploration and related costs 2007	5,715,300	287,265	810,853	629,842	37,751	7,481,011
Option payments received	–	–	–	–	(185,000)	(185,000)
Gain on option payment transferred to income	–	–	–	–	158,341	158,341
Impairment of mineral property costs	–	–	–	–	(97,634)	(97,634)
	–	–	–	–	(124,293)	(124,293)
Balance December 31, 2007	8,554,648	548,919	4,087,802	3,058,950	–	16,250,319
Acquisition and staking	226,127	27,748	7,836	33,175	-	68,759
Exploration						
Drilling	217,057	-	-	590,681	-	590,681
Field costs	199,398	85,849	(13,192)	201,145	-	273,802
Project management	-	-	67,156	-	-	67,156
Other	-	11,099	13,231	4,152	-	28,482
Exploration and related costs 2007	642,581	124,697	75,031	829,153	-	1,671,462
Balance March 31, 2008	9,197,229	673,616	4,162,833	3,888,103	–	17,921,781

[a] Copaquire Property, Chile

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% Net Smelter Royalty (NSR) for US$2,100,000 in cash and US$2,000,000 in work commitments over a four year period.

As at March 31, 2008, the Company has paid US$1,350,000 in accordance with the Option Purchase Agreement.

The following option payments have been made or are payable as follows:

- Fiscal 2004 US$25,000 (paid)
- On January 16, 2005 US$25,000 (paid)
- On July 16, 2005 US$25,000 (paid)
- On January 16, 2006 US$25,000 (paid)
- On July 16, 2006 US$500,000 (paid)
- On July 16, 2007 US$750,000 (paid)
- On July 16, 2008 US$750,000

4. MINERAL PROPERTIES (continued)

[b] Sierra Pintada, Chile

The Company staked fourteen exploration claims covering 3,300 hectares. During the three months ended March 31, 2008, the Company staked nine additional exploration claims covering 2,400 hectares.

[c] Tabaco, Chile

[i] The Company has staked three exploitation concessions which are 100% owned by the Company.

[ii] The Company entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over the following four years for US$2,000,000 as follows:

- On July 15, 2005 US$ 100,000 (paid)
- On Jan. 15, 2006 US$ 100,000 (paid)
- On July 15, 2006 US$ 600,000 (paid)
- On July 15, 2007 US$ 600,000 (paid)
- On July 15, 2008 US$ 600,000

[iii] The Company has staked an additional ten 100% owned gold and copper exploration concessions in this region.

[iv] During the three months ended March 31, 2008, the Company staked eighteen additional exploration claims in preparation of a potential road access to the property.

[d] Tierra de Oro, Chile

The Company owns a 100% interest in exploitation and exploration concessions including the San claims covering 6,256 hectares in Region III, Chile.

5. OTHER MINERAL PROPERTIES

During the period ended March 31, 2008, the Company incurred a total of $96,510 (2007 - $Nil) in other operating expenses as follows:

Hornitos Property, Chile

The Company has staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $24,711 (2007 - $Nil) to other operating expenses.

Palo Negro Property, Chile

The Company acquired 100% of the rights to an exploration concession and staked an area of 6,500 hectares in Chile. During 2007, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $53,915 (2007 - $Nil) to other operating expenses.

On March 7, 2008, Aldershot Resources Ltd. advised the Company that it would no longer pursue the option agreement to acquire the 80% interest of the Hornitos and the Palo Negro claims. As a result, the 100% interest in these claims reverted back to the Company.

5. OTHER MINERAL PROPERTIES (Continued)

Zulema aka. Chicharra Property, Chile

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. During 2006, the Company analysed the property and its future potential for the Company and concluded not to actively pursue the property, but to maintain it in good standing. The Company charged maintenance costs of $17,884 (2007 - $Nil) to other operating expenses.

6. SHARE CAPITAL

[a] Authorized

Unlimited number of common shares without par value

[b] Issued and Outstanding

	Number of Common Shares	Total $
Balance as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	–	1,743
Share issuance costs	–	(420,460)
Balance as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,550
Fair value of stock options exercised	–	13,377
Share issuance costs	–	(415,825)
Balance as at December 31, 2007 and March 31, 2008	77,109,815	32,722,400

[c]

Accumulated other comprehensive income, beginning of year	$	9,432
Other comprehensive loss		(90,276)
Accumulated other comprehensive income, as at March 31, 2008	$	(80,844)

7. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

The continuity of options is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, December 31, 2007	5,850,000	0.63
Cancelled	(125,000)	0.70
Expired	(700,000)	0.56
Outstanding, March 31, 2008	5,025,000	0.64

As at March 31, 2008, the following options were outstanding and exercisable:

Outstanding and Exercisable			
Exercise Price $	Number of options	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.50	1,100,000	1.40	
0.60	500,000	1.45	
0.65	1,700,000	1.82	
0.70	825,000	2.09	
0.75	900,000	1.05	
	5,025,000	1.60	0.64

Stock options outstanding as at March 31, 2008 expire between July 4, 2008 and September 20, 2010.

7. STOCK OPTIONS (continued)

The fair value of each option previously granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2008	2007
Expected volatility	-	61%
Expected life of options (in years)	-	2.4 yrs
Risk free interest rate	-	4.02%
Expected dividend yield	-	0%

8. WARRANTS

The continuity of warrants is as follows:

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2005	2,566,717	0.60
Granted	14,409,084	0.66
Exercised	(182,367)	0.54
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, December 31, 2007 and March 31, 2008	21,312,501	0.73

As at March 31, 2008 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date
870,000	1.00	June 29, 2008
3,885,000	0.55	March 28, 2009
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009

9. CONTRIBUTED SURPLUS

The following table summarizes the continuity of the Company's contributed surplus:

	Amount $
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	637,756
Fair value of stock options exercised transferred to share capital	(13,377)
Fair value of stock options vested	149,449
Balance, December 31, 2007 and March 31, 2008	2,121,103

10. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended March 31, 2008 and 2007, the Company incurred in the following related party transactions:

[a] The Company incurred administration fees from directors or companies controlled by directors of $127,573 (2007 - $99,179).

[b] The Company incurred investor relations services from directors or companies controlled by directors of $24,000 (2007 - $Nil).

[c] The Company incurred accounting fees from officers or companies controlled by officers of $27,000 (2007 - $5,700).

[d] The Company paid legal fees of $759 (2007 - $Nil) on behalf of companies related by a common director. Accounts receivable from related parties total $4,448 (2007 - $3,689) of such fees.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

11. COMMITMENTS

The Company has a lease commitment for office space that expires June, 2010. Future minimum lease payments over the next three years are as follows:

Year	Commitment $
2008	46,624
2009	65,574
2010	32,787

In addition, the Company is committed to payments of US$600,000 and US$750,000 during 2008 as part of its acquisition agreements for the Tabaco, Chile and Copaquirie, Chile mineral properties (see Note 4).

12. SEGMENTED INFORMATION

The Company operates in one industry segment, namely exploration of mineral resources in one geographic region, Chile.

13. INCOME TAXES

Reconciliation to statutory rates - The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates of 34.12% (2006: 34.12%):

	2007	2006
Expected income tax benefit computed at statutory rates	$ 706,811	$ 760,185
Effect of:		
Amortization	(7,669)	(2,830)
Non-deductible stock based compensation	(240,454)	(367,328)
Miscellaneous	21,895	(35,709)
Share issuance costs	57,068	23,668
Valuation allowance	(537,651)	(377,986)
	$ –	$ –

Non-capital losses - The Company has non-capital losses of $4,171,000 available to offset future taxable income, expiring from 2008 to 2027. As well, the Company has $287,000 of non-capital losses that do not expire. The losses expire as follows:

2008	$ 92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	974,000
2027	1,192,000
Indefinite	287,000
	$ 4,458,000

Future tax assets -The tax effects of temporary differences that give rise to significant portions of the future tax assets at December 31, 2007 and 2006 are presented below:

	2007	2006
Combined statutory tax rate	31.00%	34.12%
Future income tax assets		
Non-capital loss carry forwards	$ 1,382,000	$ 1,028,000
Capital loss carry forwards	23,000	27,000
Property and equipment	15,000	9,000
Resource pools	464,000	480,000
Share issuance costs	181,000	95,000
Valuation allowance	(2,065,000)	(1,639,000)
Net future income tax asset	$ –	$ –

13. INCOME TAXES (continued)

In assessing the realizability of future income tax assets, management considers whether it is more likely than not that some portion of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences reverse. Management considers the scheduled reversal of future income tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future income tax assets considered realizable could change materially in the near term based on future taxable income during the carry forward period.

14. SUBSEQUENT EVENTS

Subsequent to March 31, 2008,

[a] 125,000 incentive stock options were cancelled,

[b] The company commenced a drill program of approx.1,500 meter on its Tabaco copper property to test for a recently discovered copper mineralization.

FILE NO.
82-2635

RECEIVED
2008 MAY 28 A 8:09
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTHS PERIOD ENDED

SEPTEMBER 30, 2007

NOTICE TO READER

Management has prepared the consolidated balance sheet of International PBX Ventures Ltd. as at September 30, 2007 and the consolidated statements of operations and deficit and cash flows for the nine months then ended. They have not been audited, or reviewed. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.
November 27, 2007

International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED BALANCE SHEETS

AS AT SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

FILE 82-?

	September 30, 2007 $	December 31 2006 $
ASSETS		
CURRENT ASSETS		
Cash	**10,244,068**	2,866,177
Marketable securities [Note 2[d]]	**32,000**	32,000
Amounts receivable	**13,191**	81,937
Prepaid expenses and deposits	**90,430**	52,560
	10,379,689	3,032,674
PROPERTY AND EQUIPMENT [Note 3]	**55,384**	54,870
MINERAL INTERESTS [Note 4]	**13,373,718**	8,893,601
	23,808,791	11,981,145
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities [Note 9]	**265,806**	610,344
SHAREHOLDERS' EQUITY		
SHARE CAPITAL [Note 5]	**32,717,501**	19,240,057
CONTRIBUTED SURPLUS [Note 8]	**1,879,112**	1,347,277
DEFICIT	**(11,053,628)**	(9,216,533)
	23,542,985	11,370,801
	23,808,791	11,981,145

Nature of Operations and Continuance of Business (Note 1)
Commitments (Note 10)

Approved on behalf of the Board: *"Gary Medford"* Gary Medford, Director — *"Verna Wilson"* Verna Wilson, Director

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

FILE NO. 82-2635

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2007	2006	**2007**	2006
	$	$	**$**	$
REVENUE	-	-	-	-
ADMINISTRATIVE EXPENSES				
Administration and consulting fees	**232,388**	74,760	**364,283**	263,680
Amortization	**2,836**	1,574	**7,594**	4,668
Bank charges	**754**	1,084	**3,087**	3,932
Finder's fees	-	45,240	-	129,282
Foreign exchange (gain) loss	**26,386**	(9,175)	**33,178**	16,118
Investor relations	**57,431**	52,463	**455,362**	283,748
Office, telephone, rent, and insurance	**61,693**	45,366	**183,508**	132,367
Professional fees	**37,693**	13,527	**139,304**	66,276
Stock-based compensation	**(35,761)**	146,126	**540,313**	289,864
Transfer agent and regulatory	**8,553**	9,983	**24,442**	79,420
Travel, promotion and mining shows	**67,443**	16,354	**176,202**	122,077
	459,416	397,302	**1,927,272**	1,391,431
Net operating loss	**(459,416)**	(397,302)	**(1,927,272)**	(1,391,431)
OTHER INCOME				
Interest income	**(36,818)**	(12,830)	**(90,177)**	(45,510)
Mineral property option proceeds in excess of costs incurred	-	53,010	-	53,010
NET LOSS FOR THE PERIOD	**(422,598)**	(331,462)	**(1,837,095)**	(1,292,911)
DEFICIT - BEGINNING OF PERIOD	**(10,631,030)**	(7,950,008)	**(9,216,533)**	(6,988,559)
DEFICIT - END OF PERIOD	**(11,053,628)**	(8,281,470)	**(11,053,628)**	(8,281,470)
	$	$	**$**	$
Net Loss Per Share – Basic and Diluted	**(0.01)**	(0.01)	**(0.03)**	(0.03)
Weighted Average Shares Outstanding	**77,080,500**	50,551,042	**64,016,763**	40,689,576

(See accompanying notes to these consolidated financial statements)

INTERNATIONAL PBX VENTURES LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006

	Three Months Ended September, 30		Nine Months Ended September 30,	
	2007	2006	2007	2006
	$	$	$	$
OPERATING ACTIVITIES				
Net loss for the year	(422,598)	(331,462)	(1,837,095)	(1,292,911)
Less items not affecting cash				
Amortization	2,836	1,574	7,594	4,668
Finder's fee	-	-	-	3,132
Stock-based compensation	(35,761)	146,126	540,313	289,864
	(455,523)	(183,762)	(1,289,189)	(995,248)
Change in non-cash components of working capital				
Amounts receivable	7,871	9,326	68,746	2,853
Prepaid expenses and deposits	(12,194)	11,447	(37,870)	(37,351)
Accounts payable and accrued liabilities	126,228	28,872	(344,538)	5,630
CASH TO OPERATING ACTIVITIES	121,905	(134,117)	(1,602,851)	(1,024,115)
INVESTING ACTIVITIES				
Acquisition of and expenditures upon mineral interests	(3,073,119)	(1,813,416)	(4,480,117)	(2,818,580)
Acquisition of property and equipment	1,675	(2,566)	(8,108)	(13,331)
	(3,071,444)	(1,815,982)	(4,488,225)	(2,831,911)
FINANCING ACTIVITIES				
Proceeds from share capital issued	34,000	5,500	13,468,966	7,276,822
	34,000	5,500	13,468,966	7,276,822
(DECREASE) INCREASE IN CASH	(3,371,061)	(1,944,599)	7,377,891	3,420,796
CASH – BEGINNING OF PERIOD	13,615,129	5,793,861	2,866,177	428,466
CASH – END OF PERIOD	10,244,068	3,849,262	10,244,068	3,849,262

(See accompanying notes to these consolidated financial statements)

1. NATURE OF OPERATIONS AND CONTINUANCE OF BUSINESS

The Company is an exploration stage company and is in the business of acquiring and exploring mineral properties in Chile. There has been no determination whether properties held contain ore reserves, which are economically recoverable.

The recoverability of carrying amounts for mineral claims and options is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development and future profitable production or proceeds from the disposition thereof. It is reasonably possible that economically recoverable reserves may not be discovered and accordingly a material portion of the carrying value of mineral claims and options could be written-off.

These financial statements have been prepared on the going concern basis, which assumes that the Company will be able to continue as a going concern and realize its assets and discharge its liabilities in the normal course of business. These financial statements do not reflect any adjustments that may be necessary if the Company is unable to continue as a going concern. As at September 30, 2007, the Company has working capital of $10,113,883 and has incurred significant losses since inception totalling $11,053,628. The continuing operations of the Company are dependent on its ability to generate future cash flows or obtain additional financing. Management is of the opinion that sufficient working capital will be obtained from external financing to meet the Company's liabilities and commitments as they become due, although there is a risk that additional financing will not be available on a timely basis or on terms acceptable to the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

[a] Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned Chilean subsidiary, Minera IPBX Ltda., and its wholly-owned Canadian subsidiary, Tierra de Oro Resources Ltd.

[b] Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management's estimates are the determination of impairment of mineral resource properties and stock-based compensation. Actual results may differ from those estimates.

[c] Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

[d] Marketable securities

Marketable securities are recorded at the lower of cost or fair market value. Losses in value, which are other than temporary, are recognized by writing down the investment to market value. As at September 30, 2007 the fair market value of the securities held was $111,720 (December 31, 2006 - $158,760).

[e] Property and equipment

Amortization is recorded at rates sufficient to amortize asset cost over the anticipated useful life of the asset. The amortization rate for furniture and office equipment is 30% on the declining balance basis.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[f] Mineral properties

All costs related to the acquisition, exploration and development of mineral properties are capitalized. Upon commencement of commercial production, the related accumulated costs are amortized against future income of the project using the unit of production method over estimated recoverable ore reserves. Management periodically assesses carrying values of non-producing properties and if management determines that the carrying values cannot be recovered or the carrying values are related to properties that are allowed to lapse, the unrecoverable amounts are expensed.

The recoverability of the carried amounts of mineral properties is dependent on the existence of economically recoverable ore reserves and the ability to obtain the necessary financing to complete the development of such ore reserves and the success of future operations. The Company has not yet determined whether any of its mineral properties contains economically recoverable reserves. Amounts capitalized as mineral properties represent costs incurred to date, less write-downs and recoveries, and does not necessarily reflect present or future values.

When options are granted on mineral properties or properties are sold, proceeds are credited to the cost of the property. If no future capital expenditure is required and proceeds exceed costs, the excess proceeds are reported as a gain.

[g] Long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

[h] Asset retirement obligations

Effective December 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations", which established standards for asset retirement obligations and the associated retirement costs related to site reclamation and abandonment. The fair value of the liability for an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value. As at December 31, 2006, the Company has not incurred any asset retirement obligation related to the exploration and development of its mineral properties.

[i] Foreign currency translation

The Company's Chilean subsidiary is considered a fully integrated foreign subsidiary whereby monetary assets and liabilities have been translated into Canadian dollars at the rate of exchange in effect at the balance sheet date. Non-monetary assets and revenue and expense items are translated at the rates prevailing at their respective historical transaction dates. Gains and losses resulting from foreign exchange translation are included in operations.

[j] Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. Under the liability method, future income taxes are recognized to reflect the expected future tax consequences arising from tax losses carried forward and temporary differences between the carrying value and the tax bases of the Company's assets and liabilities. The amount of future income tax assets is not recognized until realization is more likely than not.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

[k] Flow-through shares

The Company has adopted EIC-146, which is effective for all flow-through share transactions initiated after March 19, 2004. Canadian tax legislation permits a company to issue securities referred to as flow-through shares whereby the Company assigns the tax deductions arising from the related resource expenditures to the shareholders. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, a future income tax liability is recognized and share capital is reduced.

If the Company has sufficient unused tax loss carry forwards to offset all or part of this future income tax liability and no future income tax assets have been previously recognized for these carry forwards, a portion of such unrecognized losses is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

[l] Financial instruments

Financial instruments included in the balance sheet are comprised of cash, marketable securities, amounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities. The fair values of these balance sheet items are equivalent to their carrying value because of the short-term maturity of those instruments. The Company is not party to any derivative instruments.

[m] Stock-based Compensation

The Company applies the fair value method to stock-based payments to all awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. Compensation expense is recognized over the applicable vesting period with a corresponding increase in contributed surplus. When the options are exercised, the exercise price proceeds together with the amount initially recorded in contributed surplus are credited to share capital.

[n] Loss per share

Basic loss per share is computed using the weighted average number of common shares outstanding during the year. The treasury stock method is used for the calculation of diluted loss per share. Stock options and warrants are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options and warrants.

As the Company has recorded a loss in each of the periods presented, basic and diluted loss per share are the same since the exercise of warrants or options would reduce the loss per share.

[o] Comparative figures

Certain of the prior year's figures have been reclassified to conform with the current year's presentation.

3. PROPERTY AND EQUIPMENT

	Cost $	Accumulated Amortization $	Sept. 30, 2007 Net Carrying Value $	Dec. 31, 2006 Net Carrying Value $
Automotive	52,815	(42,611)	10,204	14,990
Field equipment	12,487	(1,389)	11,098	1,010
Furniture and office equipment	73,946	(39,864)	34,082	38,870
	139,248	(83,864)	55,384	54,870

4. MINERAL INTERESTS

[a] Tierra de Oro, Chile (see Schedule)

The Company owns a 100% interest of exploitation concessions and exploration concessions including San Joint Venture.

On August 3, 2006, the Company signed a Letter of Intent with Aldershot Resources Ltd., whereas Aldershot transfers its 50% interest in the San claims to the Company and terminating the joint venture. As consideration the Company agreed to amend the Hornitos Option Agreement (Note 4[e]).

[b] San Pedro, Chile (see Schedule)

The Company staked 600 hectares of exploration concessions in Northern Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and charged the accumulated costs to operations.

[c] Tabaco, Chile (see Schedule)

[i] The Company has staked three exploitation concessions which are 100% owned by the Company.

[ii] The Company has entered into an agreement, which replaces previous agreements to acquire a 100% interest (393 hectares) in the Tabaco Prospect in Chile over a four year period for US$2,000,000 as follows:

On Jan. 15, 2006 US$ 100,000 (paid)
On July 15, 2006 US$ 600,000 (paid)
On July 15, 2007 US$ 600,000 (paid)
On July 15, 2008 US$ 600,000

[iii] The Company has staked another ten 100% owned exploration concessions.

[d] Sierra Pintada, Chile (see Schedule)

The Company staked fourteen exploration claims covering 3,300 hectares.

[e] Hornitos Property, Chile (see Schedule)

The Company staked eleven claims, covering 3,200 hectares located 35 kilometres south of Copiapo, Chile.

On August 3, 2006, the Company amended the Option Agreement (dated from August 20, 2004) deferring Aldershot Resources Ltd's ("Aldershot") commitment to pay exploration expenditure by further twelve months. As consideration for the amendment Aldershot transferred its 50% interest in the San claims to the Company (Note 4[a]) and agreed to have its exploration advance of $30,000 applied towards outstanding option payments. For Aldershot to earn a 65% interest in property, it will have to pay reimbursements of $308,000 to the Company and incur $1,170,000 in exploration expenditures.

On August 30, 2007, the Company and Aldershot cancelled all previously executed agreements between them and entered into new agreement. Under the new agreement, the Company receives one million common shares (Note 13[a]) in the capital of Aldershot for a deemed price of $0.20 per share and Aldershot holds an option to earn an 80% interest in the Hornitos claims and Palo Negro claims (Note 4[i]) over a period of forty eight months and a minimum exploration expenditure commitment of $3,000,000. Aldershot acts as Operator for the duration of the option agreement. Aldershot assumes responsibility for the payment of all property taxes and to keep the claims in Good Standing.

4. MINERAL INTERESTS (continued)

[f] Fuego Claims, Chile (see Schedule)

The Company staked four claims covering 900 hectares located 50 kilometres west of the Tierra de Oro property. Subsequent to September 30, 2007, the Company analysed the property and its future potential and concluded that the property does not reflect to be a viable commercial opportunity (Note 13 b).

[g] Romerito Claims, Chile (see Schedule)

The Company acquired the right to a 70% interest in three copper/gold exploitation concessions, covering 225 hectares. Cost of the acquisition is 100% of the maintenance of the concessions and the cost of setting up a Chilean private company holding the property jointly.

During the year ended December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and withdrew from the agreement. During the nine months ended September 30, 2007, the Company returned the property to its vendors. All costs related to the property have been charged to operations.

[h] Copaquire Property, Chile (see Schedule)

In 2004, the Company entered into an Option Purchase Agreement with Compania Minera Huatacondo S.C.M. and Sociedad Legal Minera Macate Primera de Huatacondo of Chile to acquire the Copaquire copper-molybdenum porphyry, Region II in Chile. Pursuant to this agreement, the Company can purchase a 100% interest, subject to a 2% NSR for US$2,100,000 in cash and US$2,000,000 in work commitments over four year period.

As of September 30, 2007, the Company has paid US$1,375,000 (2006 – US$125,000) in accordance with the Option Purchase Agreement.

The following option payments have been made and/or are payable as below:

1.	Fiscal 2004	US$50,000	(paid)
2.	On January 16, 2005	US$25,000	(paid)
3.	On July 16, 2005	US$25,000	(paid)
4.	On January 16, 2006	US$25,000	(paid)
5.	On July 16, 2006	US$500,000	(paid)
6.	On July 16, 2007	US$750,000	(paid)
7.	On July 16, 2008	US$750,000	

[i] Palo Negro Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploration concession and staked an area of 6,500 hectares in Chile.

August 30, 2007, the Company entered into an option agreement with Aldershot Resources Ltd. to option out 80% of the claims (Note 4[e]).

[j] Zulema aka. Chicharra Property, Chile (see Schedule)

The Company acquired 100% of the rights to an exploitation concession and staked an area of 721 hectares in Chile. As of December 31, 2006, the Company analysed the property and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and charged the accumulated costs to operations.

5. SHARE CAPITAL

[a] Authorized:

As of June 10, 2005, the Company increased its 100,000,000 common shares to an unlimited number of common shares without par value.

	Shares #	Value $
Issued as at December 31, 2005	36,404,439	12,196,816
Issued for cash pursuant to:		
Options exercised	10,000	5,500
Warrants exercised	182,367	98,640
Private placements	13,968,084	7,340,218
Issued pursuant to payment of finder's fees	32,000	17,600
Fair value of stock options exercised	-	1,743
Share issuance costs	-	(420,460)
Issued as at December 31, 2006	50,596,890	19,240,057
Issued for cash pursuant to:		
Options exercised	70,000	32,500
Warrants exercised	4,083,927	2,483,741
Private placements	22,358,998	11,368,549
Fair value of stock options exercised	-	8,479
Share issuance costs	-	(415,825)
Issued as at September 30, 2007	77,109,815	32,717,501

[b] Private Placements

During the period ended September 30, 2007, the Company closed three private placements with total proceeds of $11,368,549 and issued 22,358,998 shares accordingly, as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

6. STOCK OPTIONS

The Company has implemented a stock option plan ("the Plan") to be administered by the Board of Directors. Pursuant to the Plan the Board of Director's has discretion to grant options for up to a maximum of 10% of the issued and outstanding common shares of the Company at the date the options are granted. The option price under each option shall be not less than the discounted market price on the grant date. The expiry date of an option shall be set by the Board of Directors at the time the option is awarded, and shall not be more than five years after the grant date. Options granted to directors, employees and consultants, other than consultants engaged in investor relations activities, will vest fully upon the expiry of a four-month hold period, unless otherwise approved by the relevant regulatory authorities. Options granted to employees and consultants engaged in investor relations activities will vest in stages over a minimum period of 12 months with no more than one-quarter of the options vesting in any three-month period.

A summary of the status of the Company's stock options outstanding as at September 30, 2007 and changes during the nine months then ended is as follows:

	Number of shares	Weighted average exercise price $
Outstanding, December 31, 2005	1,037,500	0.64
Granted	4,600,000	0.60
Exercised	(10,000)	0.55
Cancelled	(400,000)	0.59
Expired	(300,000)	0.85
Outstanding, December 31, 2006	4,927,500	0.60
Granted	3,350,000	0.64
Exercised	(70,000)	0.46
Cancelled	(400,000)	0.60
Expired	(1,957,500)	0.57
Outstanding, September 30, 2007	5,850,000	0.63

Additional information regarding options outstanding at September 30, 2007 is as follows:

Outstanding and Exercisable

Exercise Price $	Number of shares	Weighted average Remaining Contractual life (years)	Weighted average exercise price $
0.50	1,100,000	1.90	0.50
0.56	700,000	0.38	0.56
0.60	500,000	1.96	0.50
0.65	1,700,000	2.32	0.65
0.70	950,000	2.59	0.70
0.75	900,000	1.56	0.75
	5,850,000	1.91	0.63

6. STOCK OPTIONS (continued)

During the period ended September 30, 2007 stock-based compensation of $540,313 (2006 - $289,864) has been charged to operations pursuant to vesting schedules for options grants. The fair value of each option granted was estimated on the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	2007	2006
Expected volatility	54%	60%
Expected life of options (in years)	2.15 years	1 year
Risk free interest rate	4.08%	3.98%
Expected dividend yield	0%	0%

7. WARRANTS

	Number of shares	Weighted Average Exercise Price $
Balance, December 31, 2005	2,566,717	0.60
Granted	14,409,084	0.66
Exercised	(182,367)	0.54
Balance, December 31, 2006	16,793,434	0.65
Granted	20,442,501	0.72
Exercised	(4,083,927)	0.61
Expired	(11,839,507)	0.64
Balance, September 30, 2007	21,312,501	0.73

As at September 30, 2007 the following share purchase warrants were outstanding:

#	Exercise Price $	Expiry Date
3,885,000	0.55	March 28, 2009
870,000	1.00	June 29, 2008
1,916,501	0.80	May 2, 2009
13,500,000	0.75	April 3, 2009
1,141,000	0.75	April 18, 2009
21,312,501	0.73	

8. CONTRIBUTED SURPLUS

	Amount $
Balance, December 31, 2005	198,818
Fair value of stock options granted	1,076,577
Fair value of agent's warrants	73,625
Fair value of stock options exercised transferred to share capital	(1,743)
Balance, December 31, 2006	1,347,277
Fair value of stock options granted	362,218
Fair value of stock options exercised transferred to share capital	(8,479)
Stock options vested	178,096
Balance, September 30, 2007	1,879,112

The following table summarizes the continuity of the Company's contributed surplus:

9. RELATED PARTY TRANSACTIONS/BALANCES

During the period ended September 30, 2007 and 2006, the Company was involved in the following related party transactions:

[a] The Company paid to directors or companies controlled by directors $192,000 (2006 - $128,000) for administrative services. Pre-paid expenses include $3,111 (2006 - $16,000) prepaid to such directors. The Company paid $84,273 (2006 - $26,950) for geological services to directors or companies controlled by directors of the Company. A further $40,300 (2006 - $11,740) for accounting fees was paid to a company controlled by an Officer of the Company.

[b] Included in accounts payable is $6,784 (2006 - $18,415) owing to such related parties.

All of the above transactions have been in the normal course of operations, and in management's opinion, undertaken with the same terms and conditions as transactions with unrelated parties.

10. COMMITMENTS

The Company has a lease commitment for office space that expires May 31, 2008. Future minimum lease payments over the current and next fiscal year are $15,210 for 2007 and $25,350 for 2008.

11. SEGMENTED INFORMATION

The Company operates only in the mineral exploration sector within one geographic segment: Chile. See Schedule of Mineral Property Costs.

12. INCOME TAXES

The tax effect (computed by applying the Canadian federal and provincial statutory rate of 34.12% (2005 – 35.62%) of the significant temporary differences, which comprise future tax assets and liabilities, are as follows:

	2006	2005
Future income tax assets		
Non-capital loss carry forwards	$ 1,028,000	$ 751,000
Property and equipment	9,000	–
Resource pools	480,000	875,000
Share issuance costs	95,000	–
Total gross future income tax assets	1,612,000	1,626,000
Valuation allowance	(1,612,000)	(1,625,000)
Net future income tax asset	$	$ –

As at December 31, 2006, the Company has non-capital losses carried forward of approximately $3,012,000 which are available to offset taxable income earned in Canada. These losses expire as follows:

2007	$ 114,000
2008	92,000
2009	87,000
2010	518,000
2014	596,000
2015	712,000
2026	893,000
	$ 3,012,000

The Company has cumulative Canadian Exploration Expenses of $241,000 which are 100% deductible against taxable income in future years.

The Company has cumulative Canadian Development Expenses of $1,256,000 which are 30% deductible against taxable income in future years.

The Company has cumulative Foreign Exploration and Development Expenses of $976,000 which are 10% deductible against taxable income in future years.

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion of all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. The amount of future tax asset considered realizable could change materially in the near term based on future taxable income during the carry forward period.

13. SUBSEQUENT EVENTS

Subsequent to September 30, 2007,

[a] On October 9, 2007, in accordance with the option agreement (Note 4[e]) the Company received 1 million shares in the capital of Aldershot Resources Ltd. with a fair market value of $185,000.

[b] The Company analysed the Fuego property (Note 4(f)) and its future potential and concluded, that the property does not reflect to be a viable commercial opportunity for the Company and decided to no longer pursue this opportunity.

INTERNATIONAL PBX VENTURES LTD.

SCHEDULE OF ACCUMULATED DEFERRED EXPLORATION EXPENDITURES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND THE YEAR ENDED DECEMBER 31, 2006

	Tierra de Oro $	San Pedro $	Tabaco $	Sierra Pintada $	Hornitos $	Fuego $	Romerito $	Copaquire $	Palo Negro $	Zulema aka Chicharra $	Total $
Balance December 31, 2005	2,374,642	62,260	1,245,115	164,573	(8,489)	38,239	34,118	1,181,308	7,207	1,867	5,100,840
Acquisition and staking	31,302	1,172	842,930	40,238	6,671	3,731	1,891	634,093	19,032	6,959	1,588,019
Exploration:											
Assaying	5,287	-	45,219	14,507	-	-	-	38,436	-	-	103,449
Drilling	7,440	-	1,066,086	-	-	-	-	903,215	-	-	1,976,741
Field costs	-	-	25,387	-	-	-	-	26,235	-	-	51,622
Geophysics, geological and geochemical	3,675	2,857	21,346	37,936	3,258	4,891	11,253	22,690	5,477	3,432	116,815
Project management	2,488	240	240	240	594	219	933	7,210	240	240	12,644
Technical writing	-	-	18,587	-	-	-	-	-	-	-	18,587
Transportation	1,153	1,153	5,194	1,560	1,153	1,153	1,153	22,620	1,153	1,153	37,445
Travel	3,121	2,600	6,845	2,600	2,600	2,600	2,600	3,541	2,600	2,600	31,707
Total exploration and realted costs	54,466	8,022	2,031,834	97,081	14,276	12,594	17,830	1,658,040	28,502	14,384	3,937,029
Option payments received	-	-	-	-	(30,000)	-	-	-	-	-	(30,000)
Gain on option payment transferred to income	-	-	-	-	24,213	-	-	-	-	-	24,213
Impairment of mineral property costs	-	(70,282)	-	-	-	-	(51,948)	-	-	(16,251)	(138,481)
	54,466	(62,260)	2,031,834	97,081	8,489	12,594	(34,118)	1,658,040	28,502	(1,867)	3,792,761
Balance, December 31, 2006	2,429,108	-	3,276,949	261,654	-	50,833	-	2,839,348	35,709	-	8,893,601

INTERNATIONAL PBX VENTURES LTD.

SCHEDULE OF ACCUMULATED DEFERRED EXPLORATION EXPENDITURES

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND THE YEAR ENDED DECEMBER 31, 2006

	Tierra de Oro $	San Pedro $	Tabaco $	Sierra Pintada $	Hornitos $	Fuego $	Romerito $	Copaquire $	Palo Negro $	Zulema aka Chicharra $	Total $
Balance, December 31, 2006	2,429,108	-	3,276,949	261,654	-	50,833	-	2,839,348	35,709	-	8,893,601
Acquisition and staking	38,685	-	668,505	24,323	-	2,065	-	845,946	9,562	-	1,589,086
Exploration:											
Assaying	-	-	-	-	-	-	-	98,569	-	-	98,569
Drilling	-	-	1,812	-	-	-	-	2,198,840	-	-	2,200,652
Field costs	-	-	6,007	-	-	-	-	261,434	259	-	267,700
Geophysics, geological and geochemical	124	-	6,660	124	-	183	-	178,148	124	-	185,362
Project management	59	-	1,345	59	-	-	-	2,651	59	-	4,174
Technical writing	-	-	64,565	-	-	-	-	14,511	-	-	79,076
Transportation	942	-	942	942	-	942	-	4,746	942	-	9,455
Travel	2,577	-	2,438	1,322	-	751	-	38,202	751	-	46,042
Total exploration and related costs	42,387	-	752,274	26,770	-	3,941	-	3,643,048	11,697	-	4,480,117
Option payments received	-	-	-	-	-	-	-	-	-	-	-
	42,387	-	752,274	26,770	-	3,941	-	3,643,048	11,697	-	4,480,117
Balance, September 30, 2007	2,471,495	-	4,029,223	288,424	-	54,774	-	6,482,396	47,406	-	13,373,71 8

MANAGEMENT DISCUSSION AND ANALYSIS

The following management's discussion and analysis ("MD&A") supplements the unaudited financial statements of the Company and the notes thereto for the nine months period ended September 30, 2007; it does not form a part of the financial statements and therefore should be read in conjunction with the attached Financial Statements report for the period ended September 30, 2007 which discusses and analyses the financial condition and results of operations of International PBX Ventures Ltd.

Additional information relating to the Company can be found on SEDAR www.sedar.com and the company website www.internationalpbx.com.

FORWARD-LOOKING STATEMENTS

Certain statements contained in the following MD&A constitute forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those implied by the forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks as set out below.

CORPORATE GOVERANCE

Management of the Company is responsible for the preparation and presentation of the annual financial statements and notes thereto. Additionally, it is Management's responsibility to ensure the Company complies with the laws and regulations applicable to its activities.

The Company's management is held accountable to the board of Directors (Directors), each member of which is elected annually by the shareholders of the Company. The directors are responsible for reviewing and approving the annual audited financial statements and the MD&A. Responsibility for the review and approval of the Company's annual audited financial statements and MD&A is delegated by the Directors to the Audit Committee, which is composed of three directors. Additionally, the Audit Committee pre-approves audit and non-audit services provided by the Company's auditors.

The auditors are appointed annually by the shareholders to conduct an audit of the financial statements in accordance with generally accepted auditing standards. The external auditors have complete access to the Audit Committee to discuss audit, financial reporting and related matters resulting from the annual audit as well as assist the members of the Audit Committee in discharging their corporate governance responsibilities.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at September 30, 2007, the Company had a positive working capital of $10,113,883 with current assets of $10,379,689 and current liabilities of $265,806.
Balance of funds on hand as of November 26, 2007: CAD$8,236,200 and US$1,033,000. Management believes it will be able to raise equity capital as required in the long term. but recognizes the risks attached thereto.

FINANCING ACTIVITIES

During the period ended September 30, 2007, the Company closed three private placements as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

CORPORATE DISCLOSURE

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

GENERAL

International PBX Ventures Ltd. is a resource exploration company involved in exploring for gold, copper and molybdenum on its various properties located in Chile through its wholly owned subsidiary in Chile, Minera IPBX Limitada.

SIGNIFICANT EVENTS TRANSACTIONS AND ACTIVITIES ON MINERAL PROPERTIES

Through its Chilean subsidiary, Minera IPBX Limitada, International PBX Ventures Ltd owns or holds title under option to 117 mineral claims totaling 29,256 hectares. These claims make up eight projects currently operated by the Company as follows:

Copaquire, Tabaco, Tierra de Oro, Sierra Pintada, Fuego, Zulema (aka. Chicharra), Palo Negro and Hornitos claims.

On August 30, 2007, the Company and Aldershot Resources Ltd. ("Aldershot") cancelled all previously executed agreements between them and entered into new agreement. Under the new agreement, the Company receives one million common shares in the capital of Aldershot for a deemed price of $0.20 per share and Aldershot holds an option to earn an 80% interest in the Hornitos claims and Palo Negro claims over a period of forty eight months and a minimum exploration expenditure commitment of $3,000,000. Aldershot acts as Operator for the duration of the option agreement. Aldershot assumes responsibility for the payment of all property taxes and to keep the claims in Good Standing. On October 9, 2007, the Company received one million shares in th capital of Aldershot with a fair market value of $185,000.

The Company's four main properties are discussed below as follows:

Copaquire, Chile

Copaquire is an advance staged exploration project of 1457 hectares covering a major copper-molybdenum porphyry system in the Andean Cordiera of Region I, northern Chile. The property is approximately 20 km west of the Collahuasi mine and 8 km west of the Quebrada Blanca copper-molybdenum mine properties.

The Company's 2004-2006 exploration programs including geological, geochemical, geophysical surveys and 10,366 metres of drilling have confirmed and extended the large areas of copper and molybdenum porphyry mineralization previously explored on a limited basis by Placer Metal and Cominco. Two of the three large targets identified by late 2005 i.e. Sulfato and Cerro Moly, were partially drilled in more detail during 2006 and 2007; further drilling is planned to continue during 2007 at Cerro Moly. Both continue to demonstrate that they have the dimensions to host very large open pit or quarry deposits.

A NI 43-101 standards resource report has been filed on SEDAR on November 15, 2007 establishing an inferred and indicated resource under the standards of the National Instrument.

During the nine months ended September 30, 2007, the Company spent a total of $2,797,102 on its drilling program and stayed under its planned budget of US$ 3 million.

On July 16, 2007, the Company also paid a further acquisition installment of US$750,000 and will finalize its 100% acquisition with its final payment in July 2008.

Drilling continues with three drills operating at the Copaquire property.

Tabaco, Chile

Tabaco is an advance staged exploration project of 3,593 hectares covering an extensive zone of copper-silver-gold bearing, porphyry related skarn in the Andean pre-Cordiera of Region III, northern Chile. The property adjoins and is approximately 10 km south of the Relincho copper-molybdenum porphyry deposits. When acquired in 2002 the property contained a near surface copper zone tested by 56 shallow drill holes which appeared to grade about 1% acid soluble copper.

The Company engaged mining engineer Jorge Alvarez P.Eng of Vancouver to begin preliminary work required to move the Tabaco oxide copper resource closer to production. A Mineral Resource Estimation report under the National Instrument 43-101 has been filed on SEDAR. For details of the mineralization see NI 43-101 report on the company's website www.internationalpbx.com. The Company plans to move the property into a separate public company to be able to separately allocate resources towards the continuation of this project.

On July 15, 2007, the Company also paid a further acquisition installment of US$600,000 and will finalize its 100% acquisition with its final payment in July 2008.

Tierra de Oro, Chile

Tierra de Oro is an advanced stage exploration project of 6,256 hectares covering the historic Chanchero gold camp (past production of about 200,000 ounce gold) and numerous areas of historic oxide copper workings on the eastern flank of the Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The property lies about 30 km south of the large Candelaria copper-gold-silver mine.

The Company initially became involved in the property in 1996 as a joint venture with Princeton Mining to explore for acid soluble copper deposits. During the course of this exploration the Chanchero gold camp was discovered and added to the property. In 1998 the Company bought out Princeton's interest. The property was dormant between 1999 and 2002. In late 2003 it was reactivated.

To date the company has conducted property wide geological, geochemical, geophysical surveys and limited trenching and drilling. These surveys in the Chanchero gold camp have delineated five major gold bearing structure zones from 2-5 kilometers in length and 50-300m in width. Within these zones at least twenty large gold targets have been defined to varying degrees. All of these demonstrate surface gold grades and widths sufficient to develop both open pit and underground mineable oxidized deposits in the 200,000 to 1,000,000 ounce range.

Sierra Pintada, Chile

Sierra Pintada is an early staged exploration project of 3,170 hectares covering 15 kilometers of the western flank of the Atacama Fault Zone in the Freirina sector of Coastal Iron Oxide Copper Gold belt of Region III, northern Chile. The individual structures that form the Atacama Structural zone in this sector are the loci of numerous centers of past high grade copper, gold, silver and cobalt mining with past production ranging from 550 million – 850 million pounds of copper and 300,000 to 1,500,000 ounces of gold. Three historic mining districts with similar characteristics i.e. La Gloria, Viña and Totora are within the Sierra Pintada property.

In September and October 2002 the property was staked by the Comapny. Exploration programs in 2003-2005 including geological mapping, residual soil geochemical surveys and chip sampled the majority of the readily accessible old workings in the three camps. These programs have defined to date seven strong copper - gold targets along two major mineralized structure zones each at least 15 kilometers in length and 50m to 200m in width that transect the three historic mining. Copper and gold values returned to date suggest that all of these targets could produce mines at least as big as the historic producers noted above.

During 2007, the Company plans to carry out detailed follow up sampling and the balance of the 2006 program i.e. geophysical surveys on the three strongest targets, followed by trenching and reconnaissance drilling and has budgeted US$ 250,000 for these programs.

LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations through the sale of its equity securities. The Company has no producing mineral properties. The Company expects to obtain financing in the future primarily through equity financing. There can be no assurance that the Company will succeed in obtaining additional financing, now and in the future. Failure to raise additional financing on a timely basis could cause the Company to suspend its operations and/or sell its interests in its properties.

As at September 30, 2007, the Company had a positive working capital of $10,113,883 with current assets of $10,379,689 and current liabilities of $265,806.
Balance of funds on hand as of November 26, 2007: CAD$8,236,200 and US$1,033,000.
Management believes it will be able to raise equity capital as required in the long term. but recognizes the risks attached thereto.

FINANCING ACTIVITIES

During the period ended September 30, 2007, the Company closed three private placements as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

CORPORATE DISCLOSURE

The Company maintains a system of internal controls to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors has responsibility for developing and implementing the Company's approach to governance issues. Committees of the Board presently consist of an Audit Committee.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Total Revenues	-	-	-
Loss Before Discontinued Operations	(2,227,974)	(1,015,564)	(785,296)
Loss Per Share	(0.05)	(0.03)	(0.03)
Total Net Loss	(2,227,974)	(1,015,564)	(785,296)
Total Net Loss Per Share	(0.05)	(0.03)	(0.03)
Total Assets	11,981,145	5,651,491	4,336,152
Total Long-Term Financial Liabilities	-	-	-
Cash dividends declared per-share	-	-	-

FINANCIAL RESULTS OF OPERATIONS

All of the financial information referenced below has been prepared in accordance with Canadian generally accepted accounting principles.

As at September 30, 2007, the Company had a positive working capital of $10,113,883 with current assets of $10,379,689 and current liabilities of $265,806.
Balance of funds on hand as of November 26, 2007: CAD$8,236,200 and US$1,033,000.

During the period ended September 30, 2007, the Company closed three private placements with total proceeds of $11,368,549 and issued 22,358,998 shares accordingly, as follows:

[i] 3,885,000 units at a price of $0.45 per unit, for total proceeds of $1,748,250. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.55 per share for a period of two years. The Company paid a finder's fee of $135,000.

[ii] 3,832,998 units at a price of $0.60 per unit, for total proceeds of $2,299,799. Each unit consists of one common share of the Company and one half of one non-transferable share purchase warrant. Each whole warrant will entitle the holder to purchase a further common share at a price of $0.80 per share for a period of two years. The Company paid a finder's fee of $219,980.

[iii] 14,641,000 units at a price of $0.50 per unit, for total proceeds of $7,320,500. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant will entitle the holder to purchase a further common share at a price of $0.75 per share for a period of two years. The Company paid a finder's fee of $10,000.

The Company's operations during the nine months period ended September 30, 2007, produced a net loss of $1,837,095 or $0.03 per share compared to a net loss of $1,292,911 or $0.03 per share for 2006.
The increase of $544,184 in net loss to the previous year's comparative period is attributed to:

1. Administration and consulting fees of $364,283 (2006 – $263,680) represent a $100,603 increase from 2006. Additional office staff has been employed and consultants were engaged to administer an increased work volume related to the issuance of private placements and the organization of the Chilean office.

2. Investor relations expenses of $455,362 (2006 – $283,748) represent a $171,614 increase from 2006. During the period ended September 30, 2007, the Company retained additional investor relations and corporate development services from consultants to promote its stock to the mining industry.

3. Office expenses of $183,508 (2006 – $132,367) represent a $51,141 increase from 2006 related to more administration activities related to the issuance of private placements and more administrative work in the Chilean office related to the drill programs. A break down of Office & Miscellaneous expenses is as follows:

	2007	2006
Office & misc.	126,973	78,996
Rent	27,826	28,276
Telephone	7,698	11,155
Insurance	21,011	13,940
Total	183,508	132,367

4. Total stock-based compensation on options granted, and vested options from previous year's grants during the period ended September 30, 2007 resulted in $540,313 (2006 - $289,864) and represent a $250,449 increase from 2006.

5. Total professional fees of $139,304 (2006 - $66,276) represent a $73,028 increase from 2006, resulting from increased legal fees related to private placements and a full time accounting department.

6. Total interest income received of $90,177 (2006 - $45,510) represent a $44,667 increase from 2006, resulting from cash balances held in term deposits.

SUMMARY OF QUARTERLY RESULTS

The following are the results for the most recent eight quarters with the last quarter ending September 30, 2007:

	2007	2007	2007	2006	2006	2006	2006	2005
	Sep. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31
Total Revenues	-	-	-	-	-	-	-	-
Loss Before Discontinued Operations	(422,597)	(728,379)	(686,119)	(516,693)	(331,462)	(444,756)	(516.693)	(254,250)
Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)
Total Net Loss	(422,597)	(728,379)	(686,119)	(516,693)	(331,462)	(444,756)	(516.693)	(254,250)
Total Net Loss Per Share	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)	(0.01)

RELATED PARTY TRANSACTIONS:

During the nine months period ended September 30, 2007, transactions and balances with related parties are as follows:

	2007	**2006**
Administration fees paid to a companies controlled by directors	192,000	128,000
Accounting fees paid to a company controlled by an officer	40,300	11,740
Geological service fees paid to directors or companies controlled by directors of the Company	84,273	93,617

INVESTOR RELATIONS

Services provided by Marketsmart Communications Inc. were terminated after an initial three months period ending June 11, 2007 at a rate of $6,000 per month. The Company also retained the services of 0779092B.C. (Tom Thomsen) to provide corporate development services to the company for a period of one year, effective January 2007. These services include the creation and dissemination of materials, advertising and media campaigns for a monthly fee of $25,000 and was renegotiated on July 12, 2007 to a monthly fee of $5,000 for the remaining six months of the agreement.

CAUTIONARY STATEMENT

This MD&A may contain "forward looking statement" that reflect the Company's current expectations and projections about its future results. When used in this MD&A, words such as "estimate, "intend", "expect", "anticipate" and similar expressions are intended to identify forward-looking statements, which by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied, by these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, unfavorable feasibility studies. fluctuations in the market valuation for the minerals, difficulties in obtaining required approvals for the development of a mine and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this MD&A or as the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this MD&A, actual events may differ materially from current expectations. The Company does not intend, and does not assume any obligation to update these forward looking statements.

DISCUSSION

The Company has sufficient funds raised to continue with its drill program on the Copaquire and Tabaco properties, to maintain its portfolio of properties in good standing. and to continue the operations of the company for the next quarter.

DIRECTORS

Gary Medford
Verna Wilson
Michael Waskett-Myers
George Sookochoff
Len De Melt
Lorenzo Marchionda

OFFICERS

Gary Medford,
President & CEO
Peter Kohl,
CFO & Secretary

AUDIT COMMITTEE

Gary Medford
Verna Wilson
Michael Waskett-Myers

On Behalf of the Board,
Gary Medford
Director, President & CEO
November 26, 2007

Form 52-109F2 *Certification of Interim Filings*

I Gary Medford, Chief Executive Officer of International PBX Ventures Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of International PBX Ventures Ltd., (the issuer) for the interim period ending September 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 26, 2007

"Gary Medford"
Gary Medford,
CEO, International PBX Ventures Ltd.

INTERNATIONAL PBX VENTURES LTD.
DIRECTORS' RESOLUTIONS

RESOLUTIONS consented to in writing by all of the directors of **International PBX Ventures Ltd.** (the "Company") as of the 13th day of March , 2008.

WHEREAS:

A. The Company has received notification form Aldershot Resources Ltd. of Suite 900, Two Bentall Centre, 555 Burrard Street, Vancouver, British Columbia ("Aldershot") that Aldershot is not able to meet its obligations pursuant to the Letter of Intent dated July 16, 2007 between the Company and Aldershot ("LOI") whereby Aldershot was granted an option to acquire an 80% undivided interest to explore and develop 35 exploration concessions covering 9,700 hectares located in the Copiapo Mining District, Region III, Northern Chile (the "Property") as more particularly set out in the LOI;

B. In consideration of the Company agreeing to terminate the LOI, Aldershot has agreed that:

a) the Company will retain the 1,000,000 common shares issued by Aldershot to the Company upon regulatory approval of the LOI;

b) Aldershot will transfer all data collected by Aldershot to the Company with respect to the Property; and

c) Aldershot will transfer all of the issued and outstanding shares of its two wholly-owned Chilean subsidiaries to the Company.

BE IT RESOLVED THAT:

1. Termination of the LOI by Aldershot is accepted;

2. George Sookochoff be authorized on behalf of the Company to accept the return of the Property and all necessary transfer documents evidencing such return to the Company;

3. George Sookochoff be authorized to accept all data collected by Aldershot respecting the Property on behalf of the Company;

4. George Sookochoff be authorized to accept all documents on behalf of the Company authorizing the transfer by Aldershot of all of the shares issued and outstanding in its two wholly-owned Chilean subsidiaries;

5. The President, Secretary or any one director of the Company is hereby authorized to execute all such documents on behalf of the Company, to affix the common seal thereto and to do such further acts as may be required to give effect to the foregoing; and

6. These resolutions may be signed in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the date as set forth the below.

GARY MEDFORD	VERNA WILSON
MICHAEL WASKETT-MYERS	GEORGE SOOKOCHOFF
LORENZO MARCHIONDA	LEONARD DE MELT

L:\lkapusianyk\PBX\Properties\Hornitos and Palo Negro\Dir Res terminating option agt.doc notwithstanding the date of execution, shall be deemed to bear the date as set forth the below.

GARY MEDFORD

VERNA WILSON

MICHAEL WASKETT-MYERS

M Waskett-Myers

GEORGE SOOKOCHOFF

LORENZO MARCHIONDA

LEONARD DE MELT

6. These resolutions may be signed in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and, notwithstanding the date of execution, shall be deemed to bear the date as set forth the below.

GARY MEDFORD	VERNA WILSON
MICHAEL WASKETT-MYERS	GEORGE SOOKOCHOFF
LORENZO MARCHIONDA	LEONARD DE MELT

FILE NO.
82-2635

INTERNATIONAL PBX VENTURES LTD.
DIRECTORS' RESOLUTIONS

RESOLUTIONS consented to in writing by all of the directors of **International PBX Ventures Ltd.** (the "Company") as of the 1st day of January, 2008.

WHEREAS the Company has entered into an agreement dated January 1, 2008 (the "Consulting Agreement") with GeoComp Data Management Inc. ("Geo") pursuant to which the Company and Geo have agreed that Geo will provide project and data management services to the Company;

BE IT RESOLVED THAT:

1. the entering into of the Consulting Agreement dated January 1, 2008 with Geo be and is approved;

2. any one director of the Company be and is hereby authorized for and in the name of the Company to execute and deliver the Consulting Agreement between the Company and Geo, with such alteration, additions, amendments and deletions as may be approved by the person so executing same on behalf of the Company and that execution thereof shall be conclusive evidence of such approval;

3. any one or more of the directors or officers of the Company be and they are hereby authorized to do and perform all such acts and things, sign all such documents and certifications and take all such other steps as may in the opinion of such director or officer be necessary or convenient to properly carry out the intent of these minutes.

4. these resolutions may be signed by the directors by facsimile and in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

GARY MEDFORD	VERNA WILSON
MICHAEL WASKETT-MYERS	*Abstained* GEORGE SOOKOCHOFF
LORENZO MARCHIONDA	LEONARD DE MELT

INTERNATIONAL PBX VENTURES LTD.
DIRECTORS' RESOLUTIONS

RESOLUTIONS consented to in writing by all of the directors of **International PBX Ventures Ltd.** (the "Company") as of the 1st day of January, 2008.

WHEREAS the Company has entered into an agreement dated January 1, 2008 (the "Consulting Agreement") with GeoComp Data Management Inc. ("Geo") pursuant to which the Company and Geo have agreed that Geo will provide project and data management services to the Company;

BE IT RESOLVED THAT:

1. the entering into of the Consulting Agreement dated January 1, 2008 with Geo be and is approved;

2. any one director of the Company be and is hereby authorized for and in the name of the Company to execute and deliver the Consulting Agreement between the Company and Geo, with such alteration, additions, amendments and deletions as may be approved by the person so executing same on behalf of the Company and that execution thereof shall be conclusive evidence of such approval;

3. any one or more of the directors or officers of the Company be and they are hereby authorized to do and perform all such acts and things, sign all such documents and certifications and take all such other steps as may in the opinion of such director or officer be necessary or convenient to properly carry out the intent of these minutes.

4. these resolutions may be signed by the directors by facsimile and in as many counterparts as may be necessary, each of which so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding the date of execution shall be deemed to bear the date as set forth above.

______________________	______________________
GARY MEDFORD	**VERNA WILSON**
______________________	*Abstained*
MICHAEL WASKETT-MYERS	**GEORGE SOOKOCHOFF**
[signature]	______________________
LORENZO MARCHIONDA	**LEONARD DE MELT**

FILE NO. 82-2635

CONSULTING AGREEMENT

THIS **CONSULTING AGREEMENT** made the 1st day of January, 2008.

BETWEEN:

INTERNATIONAL PBX VENTURES LTD., a company having an office located at Suite 209, 475 Howe Street, Vancouver, British Columbia V6C 2B3

(the "Company")

AND:

GEOCOMP DATA MANAGEMENT INC., a company having an office located at Suite 503, 1771 Nelson Street, Vancouver, British Columbia, V6G 1M6

(the "Consultant")

WHEREAS:

The Company wishes to retain the services of the Consultant on the terms and conditions herein contained:

NOW THEREFORE THIS AGREEMENT WITNESSES in consideration of the Consulting Fee and other consideration hereinafter set forth, the Company appoints the Consultant as a consultant for the Company upon the following terms, which the Consultant accepts:

1. The duties of the Consultant shall consist of being available to advise and consult with the officers of the Company from time to time, on reasonable notice and having regard to other commitments of the Consultant, on matters related to the Company. The duties of the Consultant shall also include, but not be limited to the following:

   (a) project and data management services for the purposes of advancing the Chilean exploration projects of the Company and any subsidiary

   (b) administering the day to day affairs of the Company and any subsidiary;

   (c) liaising with the Company's auditors, accountants and lawyers;

   (d) developing financial plans for actual or proposed expansion and development of the Company's business;

   (e) aiding in the negotiating and concluding of future acquisitions of rights, properties and business ventures; and

   (f) negotiating and concluding future financings of the Company, as required from time to time.

2. The appointment of the Consultant shall be for a term commencing the 1st day of January, 2008 and terminating on the first anniversary thereof. Notwithstanding the foregoing, the agreement may be terminated as follows:

(a) by mutual agreement between the Company and the Consultant;

(b) by the Consultant by providing thirty (30) days written notice to the Company before the effective date of such termination. The parties agree that the Company shall pay the Consulting Fee up to the date of such termination

(c) by the Company upon total payment of one years remuneration pursuant to paragraph 3 hereof. The parties agree the Consultant shall not be entitled to any further amounts by way of damages or otherwise upon the exercise of such right of cancellation by the Company.

3. The remuneration of the Consultant shall be the sum of CAD $14,000.00 per month (the "Consulting Fee") for consulting services rendered to the Company, payable on the last day of the month in which such consulting services were provided by the Consultant to the Company.

4. The parties acknowledge that the services performed on behalf of the Consultant will be performed by George Sookochoff. The services shall not be performed by anyone other than Mr. Sookochoff on behalf of the Consultant without the prior written consent of the Company.

5. The Consultant shall devote such time, attention, and energies to the provision of the consulting services as is required according to the requests of the Company. The Consultant shall not, during the term of this Agreement, be precluded from engaging in any other business activity, provided however, the Consultant shall not during the term of this Agreement solicit the Company's employees on behalf of itself or another company, or provide any other firm or business with information regarding the operations of the Company, including without limitation, the contracts and customers of the Company.

6. The Consultant shall be reimbursed for travelling and other expenses actually and properly incurred by it in connection with its duties hereunder and for all such expenses, the Consultant shall furnish statements and vouchers to the Company.

7. The Consultant agrees this consulting arrangement shall not give or extend to the Consultant any rights with respect to additional contributions by the Company to any deferred compensation plan, bonus plans, or fringe benefits, and further agrees to hold the Company harmless from any employment income or other taxes which may be assessed in connection with payments to the Consultant under the terms of this Agreement.

8. Any notice required or permitted to be given to the Company or to the Consultant hereunder may be delivered or forwarded by prepaid registered mail to the following respective addresses:

(a) If to the Company:

International PBX Ventures Ltd.
Suite 209, 475 Howe Street
Vancouver, BC V6C 2B3

(b) If to the Consultant:

GeoComp Data Management Inc.
Suite 503, 1771 Nelson Street,
Vancouver, BC V6G 1M6

(or to such other address as the Company or the Consultant may from time to time notify the other in writing). Any notice delivered as aforesaid shall be deemed to have been given and received at the time of delivery and any notice mailed as aforesaid shall be deemed to have been given and received two days (excluding Saturdays, Sundays and holidays) after it is so mailed; PROVIDED if there should be a mail strike, slowdown or other labour dispute that might reasonably affect the delivery of such notice, then such notice shall be effective only if delivered as aforesaid.

9. This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective executors, administrators, successors and assigns.

IN WITNESS WHEREOF this Agreement has been executed as of the day and year first above written.

INTERNATIONAL PBX VENTURES LTD.

Per ______________________
Authorized Signatory

GEOCOMP DATA MANAGEMENT INC.

Per ______________________
Authorized Signatory

CONSENT TO ACT

TO: INTERNATIONAL PBX VENTURES LTD. (the "Company")

I hereby consent to act as Chief Executive Officer of the Company, such consent to continue in effect until revoked by notice in writing to the Company and delivered to the Company or to a lawyer for the Company. I acknowledge that I am not disqualified under Section 124 of the *Business Corporations Act* (British Columbia), a copy of which is set out below, to act as an officer.

Dated as of February 1, 2008.

GEORGE SOOKOCHOFF

PRESCRIBED ADDRESS:
Suite 1305 - 1323 Homer Street
Vancouver, BC
V6B 5T1

BRITISH COLUMBIA BUSINESS CORPORATIONS ACT - PERSONS DISQUALIFIED AS DIRECTORS AND OFFICERS

124(2) An individual is not qualified to become or act as a director of a company if that individual is

- *(a) under the age of 18 years,*
- *(b) found by a court, in Canada or elsewhere, to be incapable of managing the individual's own affairs,*
- *(c) an undischarged bankrupt, or*
- *(d) convicted in or out of British Columbia of an offence in connection with the promotion, formation or management of a corporation or unincorporated business, or of an offence involving fraud, unless*
  - *(i) the court orders otherwise,*
  - *(ii) 5 years have elapsed since the last to occur of*
    - *(A) the expiration of the period set for suspension of the passing of sentence without a sentence having been passed,*
    - *(B) the imposition of a fine,*
    - *(C) the conclusion of the term of any imprisonment, and*
    - *(D) the conclusion of the term of any probation imposed, or*
  - *(iii) a pardon was granted or issued under the Criminal Records Act* (Canada).

141(3) An individual who is not qualified under section 124 to become or act as a director of a company is not qualified to become or act as an officer of the company.

RESIGNATION

TO: INTERNATIONAL PBX VENTURES LTD.

AND TO: Its Board of Directors

I hereby resign as CEO of International PBX Ventures Ltd., effective immediately.

Dated February 1, 2008.

GARY MEDFORD

79296.7/ag

FILE NO. 82-2635

NOTICE OF DISCLOSURE

To: The Board of Directors of INTERNATIONAL PBX VENTURES LTD. (the "Company")

I give you notice and request that it be recorded in the directors' resolutions approving the proposed Consulting Agreement with GeoComp Data Management Inc. ("GeoComp"), that I am a director and major shareholder of GeoComp and am a director of the Company and as such am interested in the Consulting Agreement.

DATED as of the 1st day of January, 2008.

George Sookochoff

L:\lkapusianyk\PBX\Consulting Agt GeoCamp\Dirs Res approving Agreement.DOC

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE (TSX-V): PBX **May 14, 2008**

Drilling Begins on Tabaco Copper Property

International PBX Ventures Ltd. is pleased to announce that the drill program is underway on its Tabaco copper property. The drill program will test for mineralization of a 3D induced polarization (IP) chargeability anomaly discovered recently.

This anomaly is considered highly prospective because exceptionally strong copper mineralization (1.29 per cent copper over 44 metres as coarse chalcopyrite) was encountered in a shallow 2003 drillhole precisely where the IP anomaly nears the surface. "I am very excited that we will finally be testing the 3D IP anomaly especially with the recent Teck Cominco acquisition of our neighbour Global Copper" commented George Sookochoff.

The Tabaco property is located on the same trend as the Global Coppers Relincho copper-molybdenum porphyry property located 10 kilometers to the north. The company believes it may have located a similar porphyry system at Tabaco that has not been unroofed, and that the shallow copper resource developed to date merely represents related manto-skarn leakage mineralization.

Please visit our website at www.internationalpbx.com to view images of the 3D IP anomaly.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE (TSX-V): PBX March 31, 2008

FILE NO. 82-2635

Tabaco Drilling Rescheduled for April

International PBX Ventures Ltd. has been informed by its drill contractor that the delivery of a drill to the Tabaco property has been delayed due to extended equipment maintenance. The delivery date is now scheduled for mid April.

"I am disappointed with the news as we are all anxious to start drilling the 3D IP anomaly as soon as possible" commented George Sookochoff. This 3D IP anomaly is considered highly prospective because exceptionally strong copper mineralization (1.29 per cent copper over 44 metres as coarse chalcopyrite) was encountered in a shallow 2003 drillhole precisely where the IP anomaly nears the surface.

The Tabaco property is located on the same trend as the Relincho copper-molybdenum porphyry property now being explored by Global Copper Corp. (GLQ-T), in that it skirts the edge of the same volcanic-batholithic contact. The company believes it may have located a similar porphyry system at Tabaco that has not been unroofed, and that the shallow copper resource developed to date merely represents related manto-skarn leakage mineralization.

Please visit our website at www.internationalpbx.com to view images of the 3D IP anomaly.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

NEWS RELEASE (TSX-V): PBX **FEBRUARY 28, 2008**

International PBX Ventures Ltd. To Drill Tabaco Copper Porphyry 3D IPAnomaly

International PBX Ventures Ltd. is pleased to announce that drilling will commence in mid-March on the Tabaco copper property. Approximately 1500 metres of diamond drilling will be used to test the 3 D induced polarization (IP) chargeability anomaly discovered recently.

The Tabaco property is located on the same trend as the Relincho copper-molybdenum porphyry property now being explored by Global Copper Corp. (GLQ-T), in that it skirts the edge of the same volcanic-batholithic contact. The company believes it may have located a similar porphyry system at Tabaco that has not been unroofed, and that the shallow copper resource developed to date merely represents related manto-skarn leakage mineralization.

This anomaly is considered highly prospective because exceptionally strong copper mineralization (1.29 per cent copper over 44 metres as coarse chalcopyrite) was encountered in a shallow 2003 drillhole precisely where the IP anomaly nears the surface. "This truly looks like the tip of the iceburg" commented George Sookochoff.

Please visit our website at www.internationalpbx.com to view images of the 3D IP anomaly.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

NEWS RELEASE (TSX-V): PBX **FEBRUARY 21, 2008**

International PBX Ventures Ltd. Discovers Large 3D IP Anomaly on the Tierra de Oro Gold Project

FILE NO. 82-2635

International PBX Ventures Ltd. announces the discovery of a large three dimensional (3D) Induced Polarization (IP) anomaly located on its Tierra de Oro gold property. The large near surface anomaly is elongated northeast-southwest, 2,800 meters long by 1,700 meters wide, and is open at depth.

"The TDO geophysical IP anomaly is not only significant due to its large size but also in its clear definition and closure on all sides" said Mr. Syd Visser, P.Geo., president of SJ Geophysics Ltd. "These characteristics are a strong indication that the anomaly may be caused by a distinct sulphide-rich intrusive body."

The anomaly is located at the center of a structurally controlled copper-gold camp and may be the source of the near surface copper and gold mineralization found in the surrounding areas.

The company is currently shallow drill-testing (up to 100meters) several structurally controlled gold targets in the area, but with this new discovery it will be necessary to secure a drill capable of testing this IP anomaly at depth.

"As at our Tabaco copper project, I am very excited that our choice of technologically advanced methods of exploration have once again been successful" said Mr. George Sookochoff,"thereby allowing us to identify significant prospective targets quickly and efficiently."

The Tierra de Oro property is located 48 km south of the Candelaria Mine (400 million tonnes 1 per cent copper, 0.25 grams per tonne gold) discovered by drill-testing induced polarization (IP) anomalies. The property is accessed by well maintained gravel roads and is located 20 km from the Pan American highway, next to the main Chile power grid. With a maximum elevation of only 1,500 meters the region enjoys good climactic conditions for year round exploration.

Please visit our website at www.internationalpbx.com to view images of the 3D IP anomaly.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE (TSX-V): PBX FEBRUARY 14, 2008

FILE NO.
82-2635

International PBX Ventures Ltd. Discovers Large 3D IP Anomaly Below Existing Tabaco Copper Resource

International PBX Ventures Ltd. announces the discovery of a large three dimensional (3D) Induced Polarization (IP) anomaly located beneath the existing copper resource. The anomaly is elongated northeast-southwest, 800 meters long by 400 meters wide and is open at depth and to the northeast. The top of the anomaly ranges in depth from 50 to 250 meters.

The 2003 and 2006 drill programs did not confirm the presence of a porphyry copper system. However it did encounter strong copper skarn mineralization normally found marginal to porphyry copper systems. In addition, several geologists have observed that the extent of surface alteration is disproportionately greater than the amount of copper mineralization drilled to date. The IP survey was undertaken to test if a copper porphyry system exists at a greater depth than has been previously drilled. Unlike a conventional 2D IP, the current IP survey has deeper penetration and produces a geophysical 3D model in keeping with the geometry of the geological model.

Upon review of the new geophysical results, earlier drilling appears to have intersected the upper part of the anomaly in drill hole TAB01-03 which returned 44.0 meters of 1.29 percent copper.

The company is in the process of securing a drill capable of testing this anomaly.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE (TSX-V) : PBX FEBRUARY 13, 2008

International PBX Ventures Ltd. Appoints Mr. Mike Parr as General Manager of Chilean Operations.

International PBX Ventures Ltd. is very pleased to announce the appointment of Mr. Mike Parr as General Manager in charge of exploration and development of our projects in Chile.

Mike brings to the company 38 years of experience in the mining and exploration industry in both North and South America. He graduated from Liverpool University 1969 with a BSc. in geology. He spent 14 years with Inco's Canadian and USA exploration group as exploration manager and senior staff geologist responsible for project generation, evaluations and ore deposit modeling.

Mr Parr was a founding member of MagmaChem Exploration Inc, a consulting firm, specializes in identifying the fundamental causal relationships between magmas and mineral deposits with respect to their metal budget and how those relationships can be used to assess the mineral potential of a specific geological terrain. This was followed by seven years at Boise Cascade Corp as exploration manager responsible for the assessment and development of the mineral potential of over two million acres of land owned by the company. After leaving Boise Cascade Mr. Parr formed Cassiopeia Ltd. which in conjunction with MagmaChem Exploration Inc. developed three dimensional element assemblage zonation ore deposit models for Carlin type gold systems.

In 1994 Mr. Parr moved to Chile and formed Lithotech Ltda. in order to provide specialized consulting services to mining companies engaged in the exploration and development of IOCG, porphyry copper and high sulfidation gold deposits throughout South America. Since 2005 Mike consulted for Xstrata Peru on the Las Bambas Project and related regional exploration. Xstrata is currently evaluating the feasibility of three porphyry related copper skarn deposits at Las Bambas.

"We are very excited at having someone with Mike's caliber and expertise joining International PBX's team" said Mr. George Sookochoff. "His vast knowledge and expertise of the regional geology will be very important in the evaluation and development of current and future projects of International PBX."

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE(TSX-V) : FEBRUARY 11, 2008

International PBX Ventures Ltd. engages AMEC for Copaquire Preliminary Economic Assessment

The company is pleased to announce that it has engaged the services of AMEC International (Chile) S.A. to perform a Preliminary Economic Assessment (PEA) to National Instrument 43-101 standards on its Copaquire molybdenum copper porphyry project in northern Chile.

"AMEC was selected because of their know-how to develop and apply creative approaches to the selection and application of mining and processing technologies." said Mr. George Sookochoff, "AMEC is able to provide PBX with the most complete range of expertise and design services for the development of the Copaquire moly-copper project including mine and mineral plant development, open pit design, material handling systems, mills, process plants and tailings facilities."

The company will generate an updated 43-101 resource that will be used as the basis for the PEA which will include:

- Preliminary mineable resource.
- Preliminary flowsheet.
- Preliminary estimate of services and infrastructure for the type and size of plant determined by the mine and flowsheet.
- Production Schedule
- Order of Magnitude (OOM) capital and operating cost estimates.
- Financial analysis based on OOM estimates.
- Pit and waste dump outline.
- Tonnage and grade profile.
- Mine equipment list.
- Unit operating costs.
- Preliminary process flow diagram
- Preliminary equipment list
- Preliminary operating cost estimate.
- Preliminary site layout for facilities and tailings dam.
- Order of Magnitude capital cost estimate.
- Financial analysis based on cost estimates and key project indicators.

The study is scheduled to be completed early in the third quarter of 2008.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

In October 2007, PBX released a 43-101 compliant resource estimate of the Cerro Moly deposit at a range of cutoff grades:

Resource Category	Cutoff Grade (Mo%)	Tonnes > Cutoff	Average Grade		Contained Metal	
			Mo %	Cu %	lbs Mo	lbs Cu
Indicated	0.02	183,200,000	**0.046**	0.107	185,800,000	432,200,000
	0.03	160,000,000	**0.049**	0.106	172,800,000	373,800,000
	0.04	98,000,000	**0.058**	0.097	125,300,000	209,500,000
Inferred	0.02	212,800,000	**0.041**	0.097	192,400,000	455,100,000
	0.03	193,400,000	**0.043**	0.096	183,300,000	409,300,000
	0.04	110,200,000	**0.049**	0.094	119,100,000	228,400,000

A substantial tonnage is found exposed above grade level in Cerro Moly mountain and should be available with minimal stripping, unlike most other bulk tonnage deposits.

Initial Metallurgical test results show excellent molybdeum recovery levels to be between 85-95% for head grades above the 0.02% Mo cutoff grade.

The Copaquire property is located in the productive West Fissure structure of northern Chile that hosts several of the world's largest copper mines, including the nearby Collahuasi and Quebrada Blanca producing mines within 15 kms east of the Copaquire property.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V) : **FEBRUARY 4, 2008**

International PBX Ventures Ltd. announces appointment of George Sookochoff as CEO of the company.

The board of directors of International PBX Ventures Ltd. is pleased to announce that effective February 1, 2008, George Sookochoff, a director of the company, has been appointed Chief Executive Officer.

George Sookochoff graduated from the University of British Columbia with a Bachelor of Commerce degree, marketing major. For the past 25 years he has been consulting junior exploration companies in advanced methods of exploration data acquisition, processing and management.

Mr. Sookochoff stated "I am pleased to accept the challenge of advancing PBX's extensive exploration projects in Chile. My objectives are to maximize the full potential of the current projects and aggressively identify additional assets and opportunities in Chile".

International PBX Ventures Ltd is a Canadian junior mining exploration and development company listed on the TSX Venture Exchange. The company has acquired a diverse portfolio of copper, molybdenum, gold and cobalt properties in the mineral rich country of Chile.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, Ph.D., P.Geo., **President**

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE(TSX-V) : **JANUARY 16, 2008**

INTERNATIONAL PBX DRILLING UPDATE, TIERRA DE ORO PROJECT, CHILE

The company's initial 5,000 metre reconnaissance reverse circulation drill program on the Tierra de Oro gold-copper-cobalt-silver property consisting of approximately 65 drill holes is near completion. To date 620 drill samples have been submitted for analysis with more to follow as drilling progresses. The drill program is designed to test gold targets generated from the company's previous work on the Tierra de Oro claims. To date, exploration programs have identified, mapped, sampled, trenched and drilled, to varying degrees, twenty large gold targets.

The wholly-owned property comprising 63 square kilometers. located in Region 3 Chile, hosts a shattered granitic body with criss-crossing major structural gold-mineralized shears as evidenced by extensive artisanal pits and workings. The granitic body is oxidized to depths of around 100 metres and may thus be amenable to open pit leaching operations in areas of concentrated structure.

The property is located 48 km south of the Candelaria Mine (400 million tonnes 1 per cent copper, 0.25 grams per tonne gold) discovered by drill-testing induced polarization anomalies.

The property is accessed by well-maintained gravel roads and is located 20 km from the Pan American highway, next to the main Chile power grid. With a maximum elevation of only 1,500 meters the region enjoys good climatic conditions, allowing year round exploration.

For more complete information and updated maps on the Tierra de Oro gold project please visit the company's website at www.internationalpbx.com.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE(TSX-V) : **NOVEMBER 19, 2007**

INTERNATIONAL PBX DRILLS COPAQUIRE MOLYBDENUM,COPPER, RHENIUM PORPHYRY, CHILE

International PBX Ventures Ltd. is pleased to report the following results from the molybdenum-copper resource definition program comprising 15,000 metres of diamond drilling.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	g/t Re
CQ 66	20.0	169.5	149.5	0.023	0.42	0.05
including	36.0	144.0	108.0	0.024	0.54	0.04
CQ67	10.1	250.0	239.9	0.013	0.19	0.01
including	20.0	142.0	122.0	0.012	0.23	0.01
CQ 68	6.0	480.0	474.0	0.024	0.12	0.03
including	6.0	30.0	24.0	0.076	0.15	0.09
CQ 69	0.0	488.8	488.8	0.019	0.08	0.04
including	322.0	370.0	48.0	0.031	0.08	0.06
CQ70	0.0	156.0	156.0	0.016	0.13	0.06
including	4.0	30.0	26.0	0.003	0.39	0.03
including	104.0	150.0	46.0	0.034	0.04	0.08
CQ71	12.0	355.2	343.5	0.017	0.08	0.04
CQ72	15.0	172.0	157.0	0.017	0.09	0.05
including	116.0	138.0	22.0	0.027	0.13	0.08
CQ73	0.00	290.00	290.00	0.028	0.11	0.06
including	134.00	228.00	94.00	0.051	0.12	0.09
including	250.00	268.00	18.00	0.065	0.07	0.11

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton

Hole locations are posted on www.internationalpbx.com

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile.

Peter LeCouteur, PhD, PGeo is the qualified person under National Instrument 43-101 in charge of the program. The results should be considered preliminary exploration data.

FILE NO. 82-2635

Copaquire is located in northern Chile on the West Fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property. The current program is designed to expand upon the interim resource reported in the news release of 1 October 2007 that is summarized below:

	Cutoff Grade (Mo%)	Tonnes > Cutoff	Average Grade		Contained Metal	
			Mo %	Cu %	lbs Mo	lbs Cu
Indicated	0.02	183,200,000	0.046	0.107	185,800,000	432,200,000
	0.03	160,000,000	0.049	0.106	172,800,000	373,800,000
	0.04	98,000,000	0.058	0.097	125,300,000	209,500,000
Inferred	0.02	212,800,000	0.041	0.097	192,400,000	455,100,000
	0.03	193,400,000	0.043	0.096	183,300,000	409,300,000
	0.04	110,200,000	0.049	0.094	119,100,000	228,400,000

A considerable amount of the higher-grade resource is above the valley floor and without any barren rock cover, an advantageous situation absent in most similar deposits, and a feature that the company will exploit to the fullest.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE: 15 NOVEMBER 2007

PBX FILES NI43-101 MOLYBDENUM-COPPER RESOURCE AT COPAQUIRE

The company is pleased to announce it has filed the report "Mineral Resource Estimate Copaquire Project, Region de Tarapaca, Provincia de Iquique, Region I, Chile" by Ronald G. Simpson, P.Geo. at SEDAR.com. The report expands on the company's news release of October 1, 2007 as summarized below.

	Cutoff Grade (Mo%)	Tonnes > Cutoff	Average Grade		Contained Metal	
			Mo %	Cu %	lbs Mo	lbs Cu
Indicated	0.02	183,200,000	0.046	0.107	185,800,000	432,200,000
	0.03	160,000,000	0.049	0.106	172,800,000	373,800,000
	0.04	98,000,000	0.058	0.097	125,300,000	209,500,000
Inferred	0.02	212,800,000	0.041	0.097	192,400,000	455,100,000
	0.03	193,400,000	0.043	0.096	183,300,000	409,300,000
	0.04	110,200,000	0.049	0.094	119,100,000	228,400,000

Drilling continues at Copaquire with three drills operating. Approximately one ton of mineralized rock has arrived at Vancouver for metallurgical testing in preparation for the Preliminary Economic Assessment program.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr.Gary Medford, P.Geo
President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE: **15 OCTOBER 2007**

International PBX Commences Metallurgical Testing on the Copaquire Molydenum-Copper Property, Chile

The company is pleased to announce that Frank Wright P.Eng. has joined the company's advisory board to consult on metallurgical aspects of the company's development program at Copaquire.

With the company moving ahead with a "Preliminary Economic Assessment" of its Copaquire molybdenum-copper project, metallurgical testing will play a key roll in determining the mineability of the project.

Frank Wright, P.Eng. is a graduate of the University of Alberta with a B.Sc. in Metallurgical Engineering and also a graduate of Simon Fraser University with a Bachelor of Business Administration.

Mr. Wright is a consulting professional engineer with extensive experience in project management, and mine process design. This includes supervision of laboratory and pilot plant mineral testing programs, environmental assessment, flow sheet development and economic evaluation. His background includes experience on precious and base metal projects worldwide. Mr. Wright has over 25 years of operations and process consulting experience including working for both junior and major mining firms. He has acted as a director for several publicly listed junior mining companies based in Vancouver.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr. Gary Medford, P.Geo.
President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE: 1 OCTOBER 2007

PBX Announces Resource Estimate of 378 Million lbs of Contained Molybdenum and 887 Million lbs of Contained Copper at Copaquire Chile Property

The company is pleased to report an interim indicated and inferred resource estimate that will be augmented by continued drilling.

At a **cut-off grade of 0.02%** molybdenum (Mo), estimated indicated resources of **183.2 million tonnes** with an average grade of 0.046% Mo and 0.107% Cu and contained metals of 185.8 million pounds Mo and 432.2 million pounds Cu . Estimated inferred resources of **212.8 million tonnes** with an average grade of 0.041% Mo and 0.097% Cu and contained metals of 192.4 million pounds Mo and 455.1 million pounds Cu.

At a **cut-off grade of 0.03%** molybdenum (Mo), estimated indicated resources of **160.0 million tonnes** with an average grade of 0.049% Mo and 0.106% Cu and contained metals of 172.8 million pounds Mo and 373.8 million pounds Cu. Estimated inferred resources of **193.4 million tonnes** with an average grade of 0.043% Mo and 0.096% Cu and contained metals of 183.3 million pounds Mo and 409.3 million pounds Cu.

At a **cut-off grade of 0.04%** molybdenum (Mo), estimated indicated resources of **98.0 million tonnes** with an average grade of 0.058% Mo and 0.097% Cu and contained metals of 125.3 million pounds Mo and 209.5 million pounds Cu . Estimated inferred resources of **110.2 million tonnes** with an average grade of 0.049% Mo and 0.094% Cu and contained metals of 119.1 million pounds Mo and 228.4 million pounds Cu.

Note. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

These mineral resource estimates were prepared under the supervision of R. Simpson P.Geo., an independent Qualified Person under NI 43-101, pursuant to Canadian Institute of Mining (CIM) Standards on Mineral Resources and Reserves, prepared by the CIM Standing Committee on Reserve Definitions and adopted by the CIM Council December 11, 2005 and published in the CIM Bulletin of November 2005 and compliant with National Instrument 43-101 – Standards of Disclosure for Mineral Exploration and Development and Mining Properties. Numbers have been rounded subsequent to calculation.

Resource estimation was constrained by a 3-dimensional solid model developed from geological and analytical data. Block size was 24x24x24 metres and grade estimation was carried out by the ordinary kriging using 12 metre downhole drill composites. Blocks were estimated in three passes using incremental search distances of 50, 100 and 200 metres. Composites containing sample grades exceeding 0.36% Mo or 1% Cu were limited in influence to the first pass. Tonnes were calculated using median specific gravity values for the major lithologies based on 126 measurements of drill core.

No blocks were classi[illegible] as measured due to wide sample sp[illegible]g and lack of precise topographic data. In order to be classifi[illegible]as indicated, a block was required to have at least 5 composites within a radius of 100 metres which was the maximum variogram range. If the distance to the nearest composite was greater than the block dimension then more than one hole was also required. All other estimated blocks were assigned to the inferred category which required a minimum of 4 composites within a 200 metre search distance with a maximum of 4 composites permitted from a single drill hole.

Exploration on the Copaquire Project is being conducted under the supervision of Tor Bruland, MSc. PGeo.,the Company's Qualified Person as defined under NI 43-101. Drill samples for analysis averaged 2 metres in length of split NTW and HQ-size core except for 9 holes from the 2005 program which were sampled on 3 metre intervals. The 2007 drill program utilized modern QA/QC practices involving insertion and monitoring of reference standards, duplicates and blanks. 49 drill holes with average drill fence spacing at 100 meters were used in the resource calculations.

All analytical work was conducted by ALS Patagonia Laboratories, Chile, an ISO 9001 registered facility, located in Coquimbo, Chile. Samples for check assays were submitted to Chemex, an ISO 9001 registered facility, located in Vancouver.

The company will initiate a preliminary economic assessment study based on the resource obtained to date while continuing to expand the mineralization. A technical report will be filed on SEDAR within 45 days.

The drill program at the Copaquire molybdenum-copper porphyry property in Chile continues.

ON BEHALF OF THE BOARD OF DIRECTORS

Dr.Gary Medford, P.Geo
President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

The company relies on "forward- looking" statement litigation protection.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources
This technical report uses the terms 'measured resources', 'indicated resources' and 'inferred resources'. The company advises United States investors that while these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the United States Securities and Exchange Commission does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. In addition, 'inferred resources' have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for a Preliminary Assessment as defined under 43-101. United States investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mine-able.

PBX International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V): **SEPTEMBER 20, 2007**

INTERNATIONAL PBX GRANTS OPTIONS

International PBX Ventures Ltd. has granted to directors, subject to regulatory approval, options to purchase 1,200,000 common shares of the company at a price of $0.65 for a period of three years.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo, President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0568
Web: www.internationalpbx.com Email: info@internationalpbx.com

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE(TSX-V) : **SEPTEMBER 13, 2007**

FILE NO. 82-2635

International PBX Drills 512m of 0.051% Mo on its Moly-Copper Property, Chile.

International PBX Ventures Ltd. is pleased to report the following results from the molybdenum-copper resource definition program comprising 15,000 metres of diamond drilling.

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	g/t Re
CQ 63	0.0	512.0	512.0	0.051	0.06	0.08
including	60.0	234.0	174.0	0.070	0.06	0.12
including	308.0	368.0	60.0	0.072	0.05	0.11
CQ 64	31.8	190.1	158.3	0.040	0.26	0.09
including	82.0	158.0	76.0	0.059	0.27	0.13
CQ 65	13.5	210.0	196.5	0.019	0.13	0.06
including	13.5	100.0	86.5	0.033	0.13	0.09

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton
Hole locations are posted on www.internationalpbx.com

Hole 63 is drilled from the valley bottom to a depth of 512 metres. The drill ended in mineralization and extends the depth of mineralization approximately 100 metres below previous holes. Hole 64 shows increasing copper as it is located in the transition area north of the Cerro Moly Molybdenum zone and south of the Sulphato Copper zone. Hole 65 is located near the east boundary of mineralization.

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile.

Tor Bruland, MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V): SEPTEMBER 13, 2007

INTERNATIONAL PBX GRANTS OPTIONS

International PBX Ventures Ltd. has granted, subject to regulatory approval, options to purchase 500,000 common shares of the company at a price of $0.60 for a period of two years to a director and consultant.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, PGeo, President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release
The company relies on "forward-looking" statement litigation protection.

PBY International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE(TSX-V) : FILE NO. 82-2635 **SEPTEMBER 12, 2007**

INTERNATIONAL PBX GRANTS OPTION TO EXPLORE HORNITOS AND PALO NEGRO IOCG TARGET CLAIMS, CHILE

The company is pleased to report that it has granted an option to Aldershot Resources Ltd to explore the company's Hornitos and Palo Negro claims. The claims cover 9700 hectares of the Atacama fault system which hosts major iron-oxide and iron-oxide-copper-gold deposits. For more details see the Aldershot news release issued today.

The company will receive one millon Aldershot common shares upon regulatory approval and Aldershot must expend $3 million ($250,000 committed) over four years to earn an eighty per cent undivided interest. International PBX will retain a twenty per cent carried interest.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

PBX International PBX Ventures Ltd. TSX-V: PBX

NEWS RELEASE(TSX-V) : SEPTEMBER 5, 2007

INTERNATIONAL PBX DRILLS COPAQUIRE MOLYBDENUM,COPPER, RHENIUM PORPHYRY, CHILE

International PBX Ventures Ltd. is pleased to report the following results from the molybdenum-copper resource definition program comprising 15,000 metres of diamond drilling.

FILE NO. 82-2635

Hole #	From (m)	To (m)	Width (m)	% Mo	% Cu	g/t Re
CQ 61	0.0	226.7	226.7	0.047	0.14	0.13
including	**22.0**	**128.0**	**106.0**	**0.063**	**0.14**	**0.19**
including	**172.0**	**226.7**	**54.7**	**0.042**	**0.12**	**0.10**
CQ 62	9.9	382.1	372.2	0.044	0.13	0.08
including	**24.0**	**160.0**	**136.0**	**0.087**	**0.16**	**0.18**
including	**52.0**	**76.0**	**24.0**	**0.185**	**0.18**	**0.38**

Note 0.1% Mo=2 lb/short ton 1%copper=20 lb/short ton

Hole locations are posted on www.internationalpbx.com

Both holes expand the mineralization to the south of Cerro Moly.

All analyses were carried out at ALS Patagonia Laboratories, Coquimbo, Chile.

Tor Bruland, MSc, PGeo is the qualified person under National Instrument 43-101 in charge of the program. The results should be considered preliminary exploration data.

Copaquire is located in northern Chile on the west fissure which hosts some of the largest copper-molybdenum porphyry mines in the world. It is the last well-exposed major porphyry system in Chile yet to be fully explored. The company has an option to purchase a 100 per cent interest in the property.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V) : AUGUST 29, 2007

INTERNATIONAL PBX: COPAQUIRE, CHILE 43-101 RESOURCE REPORT ON TRACK

The company is pleased to report that the three-drill program at Copaquire is continuing and that it expects the first 43-101 resource calculation on the Cerro Moly molybdenum zone to be ready by the end of September. To date a total of 12,375 meters of drilling has been completed on the Cerro Moly zone. This is in addition to 2,100 meters previously drilled in the 2005 program. The drilling will continue as thus far only a small part of the total mineralized system has been tested.

Copaquire is a large porphyry-mineralized body of rock, a situation generally amenable to low-cost bulk-tonnage open pit mining, that at present is open to the north, south, west, and to depth. The depth of mineralization has not been determined but below the valley floor drill hole CQ-63 terminated in mineralization at a depth of 530 metres (1700 feet). Above the valley floor Cerro Moly mountain rises approximately 250 metres (800 feet) giving a vertical mineralized dimension of a minimum of 780 metres (2500 feet). Across the valley and to the south of Cerro Moly recent drilling has encountered similar mineralization in the mountain to the south opening up a new area that may contribute additional large tonnage to the mineralized system.

A very large volume of copper-molybdenum-rhenium mineralized rock has been outlined but this represents only a small part of the total area of the property with other centres such as the Marta and Sulfato zones providing additional blue sky. For a graphic depiction see the company's website at www.internationalpbx.com.

The company has engaged the services of Eagle Mapping Survey of Vancouver & Santiago to fly aerial photographic surveys over the Tabaco and Copaquire properties. The high resolution photographs will be used to create high definition three-dimensional topographic contour mapping necessary for accurate resource definition and open pit mine design.

The company plans to engage the services of SJ Geophysics to carry out "Deep 3D Induced-Polarization (IP)" surveys on the Sierra Pintada, Tabaco and Copaquire properties. SJ Geophysics is a leader in this leading edge method of geophysical surveying. The Deep 3D survey along with the use of the 3D IP algorithms developed at The University of British Columbia Geophysical Inversion Facility provides substantial additional benefits over the traditional 2D surveys such as the ability to define subsurface targets at a much higher degree of accuracy and at greater depths.

On the Copaquire the 3D IP will help in defining drill targets in new areas of the Cerro Moly Molybdenum and the Sulfato Copper zones. On the Tabaco property the 3D IP will help in expanding the current size of the copper deposit by testing the depth extensions of the copper sulphide mineralization and at the Sierra Pintada property the 3D IP will survey three strongly mineralized copper-gold zones, the Gloria and and Vina zones in the northern portion of the claim and the Totora zone in the south east. It is possible that these districts are centered above deeper Andacollo style porphyry systems.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

PBX International PBX Ventures Ltd. TSX-V: PBX

FILE NO. 82-2635

NEWS RELEASE(TSX-V) : **NOVEMBER 21, 2007**

INTERNATIONAL PBX COMMENCES 5000 METRE DRILL PROGRAM ON THE TIERRA DE ORO GOLD PROPERTY

The company is pleased to announce that it has commenced a 5000 metre reconnaissance reverse circulation drill program to test targets generated from the company's previous work on the claims. To date, the company's exploration programs have identified, mapped, sampled, trenched and drilled, to varying degrees, twenty large gold targets.

The wholly-owned property, 63 square kilometers in area, located in Region 3, Chile hosts a shattered granitic body with criss-crossing major structural gold-mineralized shears as evidenced by extensive artisanal pits and workings. The granitic body is oxidized to depths of around 100 metres and may thus be amenable to open pit leaching operations in areas of concentrated structure.

The property is located 48 km south of the Candelaria Mine (400 million tonnes 1 per cent copper, 0.25 grams per tonne gold) discovered by drill-testing induced polarization (IP) anomalies. The Chanchero zone, one of twenty of the large targets on the property, presents a similar opportunity as it hosts an intense IP anomaly which is currently being upgraded with leading edge 3-D IP to test at greater depths. The target, 0.4 to1.2 km wide and 2.4 km long, is associated with an overlying gold-copper bearing alteration zone that has yielded grab samples ranging between 0.5 and 16.7 grams per tonne gold. The intensity and homogeneity of this chargeability response, coupled with the presence of altered iron oxide-rich porphyritic intrusives hosting copper-gold veins at surface, may indicate a large sulphide rich system is present at moderate depth.

Three drills continue to work at the Copaquire molybdenum-copper-rhenium in northern Chile expanding the resource.

ON BEHALF OF THE BOARD OF DIRECTORS OF INTERNATIONAL PBX VENTURES LTD.

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

International PBX Ventures Ltd TSX-V: PBX

NEWS RELEASE(TSX-V) : December 13, 2007

Positive Initial Metallurgical Test Results On Copaquire Molybdenum-Copper Project, Chile

The company is pleased to announce that it has received positive initial metallurgical test results on its 100% owned Copaquire Molybdenum - Copper Project, located in northern Chile. A preliminary test program is being conducted at Process Research Associates Ltd., of Richmond BC, under the direction Frank Wright, P.Eng., of F. Wright Consulting Inc. Flotation studies are being performed on several dı core composites from the Cerro Moly Zone. The results are as follows:

		Head Grade		Bulk Recovery	
Drill Hole	depth(m)	%Mo	%Cu	%Mo	%Cu
CQ-61	72-90	0.059	0.060	85-90%	65-80%
CQ-62	88-108	0.094	0.160	~95%	~92%
CQ-65	186-206	0.009	0.180	~65%	~92%

"This is our first look at the level of recoveries for this project and management is very pleased with the results" said Gary Medford, President of International PBX. "These numbers will go a long way in contributing to the economics of the Copaquire moly-copper deposit".

Except for samples from drill CQ-65 all moly recoveries are above 85%. The sample from CQ-65 had a low recovery of ~65% due to the fact that the head grade sample had a very low value of 0.009% Mo which is well below the cutoff grade of 0.02% Mo.

Flotation cleaning studies for upgrading and separation of the molybdenum and copper concentrates will commence in early 2008. Additional metallurgical testing is also planned for the adjacent Sulfato Coppe Zone. The work to date shows that the mineralized samples tested from Copaquire responded readily to conventional bulk sulfide flotation. These results will be used as part of the Preliminary Economic Assessment, which the company is planning to have undertaken in 2008.

On October 1, 2007 PBX announced a mineral resource estimate for the Copaquire Moly-Copper deposit using a 0.02% molybdenum (Mo) cut-off grade of 183.2 million tonnes of indicated resources at 0.046% Mo and 0.107% Cu and an additional 212.8 million tones of inferred resources at 0.041% Mo and 0.097% Cu.

Results from an additional 28 drill holes completed since the announced mineral resource will be included in an updated resource estimate and used for the Preliminary Economic Assessment.
The deposit remains open at depth, to the south west and north east. Other boundaries are not clearly identified at this time.

To date more than 22,400 meters (73,490 feet) of diamond drilling in 71 holes has been completed. Results are pending for 21 drill holes which are either being prepared for analysis or are currently in the process of being assayed.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3 Tel: (604) 681-7748 Toll Free: 1- -681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

Sulfato Copper Zone Update

A 5,500 meter drill program has started on the adjacent Sulfato Copper Zone.

The Sulfato zone is part of the same system as the Cerro Moly but farther north and about 200 metres higher topographically. This is the more copper rich level of the system which has been converted from primary copper to secondary (leachable) copper by groundwater action. Drilling suggests that the Sulfat and Cerro Moly zones are in fact parts of the same much larger system similar in size to the Rosario system at the neighbouring Collahuasi Mine with published resources of 3.1 billion tones grading 0.8% Cu and 0.015% Mo.

With the results of the new program along with those from a previous 5,900 meter drill program completed in 2005-06 the company plans to bring the Sulfato Copper Zone to mineral resource category

Tierra de Oro Gold, Copper, Cobalt Property Update

Drilling is well underway on the Tierra de Oro (TDO) gold property with 10 holes of a 65 drill hole program (5,000 meters) completed thus far. The Tierra de Oro property is located 48 km south of the Candelaria Mine (400 million tonnes 1 per cent copper, 0.25 grams per tonne gold) discovered by drill-testing induced polarization (IP) anomalies. The Chanchero zone, one of twenty of the large targets on th TDO property, presents a similar opportunity as it hosts an intense IP anomaly which is currently being upgraded with leading edge 3-D IP to test at greater depths and higher definition.

Tabaco Copper Property Update

A 43-101 mineral resource estimate completed in 2007, based on 6,637 metres of drilling in 2006 demonstrated to the Company that a readily leachable copper oxide deposit exists within and beyond the area of the historic Carmen zone which is underlain by high grade copper sulphides which may be accessible by open pit mining. A recently completed 3D IP survey will provide management with information as to the extension of the deposit both laterally and at further depth. The survey results will b used for the selection of further drill targets in 2008.

The Prelimiary Economic Assessment of the Tabaco deposit continues and mining engineer Mr. Jorge Alvarez is expected to return to Canada over the Christmas holidays and deliver to management a progress report.

Sierra Pintada Gold, Copper Property Update

Management is very pleased with the high quality results received from the recently completed 3D IP survey. The survey was a quick and cost efficient way of bringing the property to a drill ready stage. The survey produced several large quality targets and management is currently evaluating and prioritizing these targets for a 2008 drill program.

The Board and Management of International PBX Ventures Ltd. would like to wish everyone a very merry Christmas and we are looking forward to a successful and prosperous new year for all.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

George Sookochoff, Director

TheTSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.
The company relies on "forward- looking" statement litigation protection.

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3 Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

The company is currently proceeding with the spin-off of all properties into new public vehicles leaving Copaquire in International PBX.

Finally, the company has no exposure to sub-prime paper. All funds are in Bank of Montreal term deposits.

ON BEHALF OF THE BOARD OF DIRECTORS OF
INTERNATIONAL PBX VENTURES LTD.

____

Dr. Gary Medford, P.Geo. , President and CEO

Office: 604 681 7748
Toll Free: 1 877 681 1154

#209 – 475 Howe St., Vancouver, B.C. Canada V6C 2B3
Tel: (604) 681-7748 Toll Free: 1-877-681-1154 Fax: (604) 681-0586
Web: www.internationalpbx.com Email: info@internationalpbx.com

END